CALCULATION OF REGISTRATION FEE

	Maximum aggregate	Amount of registration
Title of each class of securities offered	offering price	fee
Common Stock, par value $0.01	$258,750,000 (1)	$30,040.88 (2)

(1)	Assuming exercise in full of the underwriters’ over-allotment option.

(2)	The filing fee of $30,040.88 is calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-174407

Prospectus supplement
To prospectus dated May 23, 2011

3,750,000 shares

CoStar Group, Inc.

Common stock

We are offering 3,750,000 shares of our common stock, $0.01 par value per share.

Our common stock is listed on the Nasdaq Global Select Market under the symbol “CSGP.” The last reported sale price of our common stock on the Nasdaq Global Select Market on May 25, 2011 was $61.53 per share. You are urged to obtain current market data and should not use the market price as of May 25, 2011 as a prediction of the future market price of our common stock.

	Per share	Total

Public offering price	$60.00	$225,000,000

Underwriting discounts and commissions	$2.40	$9,000,000

Proceeds, before expenses, to us	$57.60	$216,000,000

We have granted the underwriters an option for a period of 30 days from the date of this prospectus supplement to purchase up to 562,500 additional shares of common stock from us. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be $10.4 million and total proceeds to us, before discounts, commissions and expenses, will be $258.8 million.

Investing in our common stock involves risks. See “Risk factors” beginning on page S-8 of this prospectus supplement. You should also consider the risk factors described in the documents incorporated by reference into this prospectus supplement and the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of our common stock to purchasers on June 1, 2011.

J.P. Morgan

Needham & Company, LLC	Stephens Inc.	William Blair & Company	JMP Securities

The date of this prospectus supplement is May 25, 2011.

Table of contents

Prospectus supplement

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus or that is contained in any free writing prospectus issued by us. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell the common stock in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus and in the documents incorporated by reference herein and therein or that is contained in any free writing prospectus issued by us is accurate only as of their respective dates. Our business, financial condition, results of operation and prospects may have changed since those dates.

About this prospectus supplement

We provide information to you about the common stock in two separate documents: (1) this prospectus supplement, which describes the specific terms of the common stock and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference in that prospectus and (2) the accompanying prospectus, which provides general information about securities we may offer from time to time, including securities other than the common stock being offered by this prospectus supplement. If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement.

It is important for you to read and consider all of the information contained in this prospectus supplement and the accompanying prospectus in making your investment decision. You also should read and consider the information in the documents we have referred you to in “Where you can find additional information” on page S-57 of this prospectus supplement and page 3 of the accompanying prospectus.

We include cross-references in this prospectus supplement and the accompanying prospectus to captions in these materials where you can find additional related discussions. The table of contents in this prospectus supplement provides the pages on which these captions are located.

Unless otherwise indicated or the context otherwise requires, references in this prospectus supplement to “Company,” “we,” “us” or “our” are to CoStar Group, Inc. and its consolidated subsidiaries, and “CoStar” refers to CoStar Group, Inc., a Delaware corporation. Unless otherwise indicated or the context otherwise requires, references in this prospectus supplement to “LoopNet” are to LoopNet, Inc., a Delaware corporation, and its consolidated subsidiaries, and the “acquisition” refers to our proposed acquisition of LoopNet.

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Cautionary statements regarding
forward-looking statements

Certain parts of this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and in the accompanying prospectus, contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include information that is not purely historic fact and include, without limitation, statements concerning our financial outlook for 2011 and beyond, our possible or assumed future results of operations generally, and other statements and information regarding assumptions about our revenues, EBITDA, adjusted EBITDA, non-GAAP net income, non-GAAP net income per share, fully diluted net income, combined financial metrics related to the acquisition, taxable income, cash flow from operating activities, available cash, operating costs, amortization expense, intangible asset recovery, net income per share, diluted net income per share, weighted-average outstanding shares, capital and other expenditures, effective tax rate, equity compensation charges, future taxable income, purchase amortization, financing plans, geographic expansion, acquisitions, contract renewal rate, capital structure, contractual obligations, legal proceedings and claims, our database, database growth, services and facilities, employee relations, future economic performance, our ability to liquidate or realize our long-term investments, management’s plans, goals and objectives for future operations, and growth and markets for our stock.

Our forward-looking statements are also identified by words such as “believes,” “expects,” “thinks,” “anticipates,” “intends,” “estimates,” “potential” or similar expressions. You should understand that these forward-looking statements are estimates reflecting our judgment, beliefs and expectations, not guarantees of future performance. They are subject to a number of assumptions, risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. The following important factors, in addition to those discussed or referred to under the heading “Risk factors,” and other unforeseen events or circumstances, could affect our future results and could cause those results or other outcomes to differ materially from those expressed or implied in our forward-looking statements:

•	commercial real estate market conditions;

•	general economic and political conditions, natural disasters, health concerns, and technological developments;

•	volatility in the stock markets;

•	the financial performance of each of CoStar and LoopNet through the completion of the acquisition;

•	the possibility that the expected synergies from the acquisition will not be realized, or will not be realized within the anticipated time period or that the businesses will not be integrated successfully;

•	the possibility that the businesses of CoStar and LoopNet may not be combined successfully or in a timely and cost-efficient manner;

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•	the possibility that the acquisition does not close, including, but not limited to, due to the failure to obtain approval of LoopNet’s stockholders or the failure to obtain governmental approvals;

•	the possibility that business disruption relating to the acquisition may be greater than expected;

•	failure to obtain any required financing for the acquisition on favorable terms;

•	changes or consolidations within the commercial real estate industry;

•	our ability to retain customers;

•	our ability to attract new clients;

•	our ability to sell additional services to existing clients;

•	our ability to integrate our U.S. and international product offerings;

•	competition from products and services offered by our competitors;

•	foreign currency fluctuations;

•	our ability to obtain any required financing on favorable terms;

•	global credit market conditions affecting investments;

•	our ability to continue to expand successfully;

•	our ability to effectively penetrate the market for retail real estate information and gain acceptance in that market;

•	our ability to control costs;

•	litigation;

•	changes in accounting policies or practices;

•	release of new and upgraded services by us or our competitors;

•	data quality;

•	development of our sales force;

•	employee retention;

•	technical problems with our services;

•	managerial execution;

•	changes in relationships with real estate brokers and other strategic partners;

•	legal and regulatory issues; and

•	successful adoption of and training on our services.

Accordingly, you should not place undue reliance on forward-looking statements, which speak only as of, and are based on information available to us on, the date of the applicable document. All subsequent written and oral forward-looking statements attributable to us or any

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person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We do not undertake any obligation to update any such statements or release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus supplement or to reflect the occurrence of unanticipated events.

Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions, including the risk factors referred to above. Our future performance and actual results may differ materially from those expressed in forward-looking statements. Many of the factors that will determine these results are beyond our ability to control or predict. Forward-looking statements speak only as of the date that they are made, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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Market, ranking and other data

In this prospectus supplement and the accompanying prospectus and in the documents incorporated by reference herein and therein, we refer to information regarding market position obtained from internal sources and publicly available information. This information is inherently uncertain, involves risks and uncertainties and is subject to change based on various factors, including those discussed under the caption “Risk factors” in this prospectus supplement.

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Summary

The following summary should be read together with the information contained in other parts of this prospectus supplement and the accompanying prospectus or incorporated by reference herein or therein. This summary highlights selected information from this prospectus supplement and the accompanying prospectus regarding the offering of the shares of common stock. You should read this prospectus supplement and the accompanying prospectus, including the documents we incorporate by reference, carefully to understand fully the terms of the offering as well as other considerations that are important to you in making a decision to invest in the shares. You should pay special attention to the “Risk factors” section beginning on page S-8 of this prospectus supplement, and the “Risk Factors” sections in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010 and in our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011 to determine whether an investment in the shares is appropriate for you. This prospectus supplement and the accompanying prospectus include and incorporate forward-looking statements that involve risks and uncertainties.

Our company

We are a leading provider of information and analytic services to the commercial real estate industry in the United States, United Kingdom and parts of France. Since our founding in 1987, we have provided commercial real estate professionals with critical knowledge. We provide value to our clients by supplying proprietary data that, combined with our analytic methods, creates essential decision-making support tools for professionals in the commercial real estate industry, which is estimated to be valued at $11 trillion according to Ruijue Peng et al., A Comprehensive Approach to Commercial Real Estate Prices, ARES 2010.

We offer an efficient platform for commercial real estate professionals to exchange information, evaluate opportunities using standardized and accurate information, and interact with each other on a continuous basis. Our data and analytics solutions have been developed through substantial investment over 24 years and are deeply embedded within our clients’ workflow as demonstrated by our long-term client relationships and high renewal rates. The contract renewal rate during the quarter ended March 31, 2011 for subscription-based services for U.S. clients that have been customers for five years or longer was 98%.

Our services are derived from our proprietary database of building-specific information and offer customers specialized tools for accessing, analyzing and using our information. CoStar Property Professional® is our flagship service and provides subscribers a comprehensive inventory of office, industrial, retail and multifamily properties and land in markets throughout the U.S., including for-lease and for-sale listings, historical data, building photographs, maps and floor plans. Our other services are marketed under various names and provide a wide range of additional data and analytics for commercial real estate professionals and others with commercial real estate information needs. We offer the most comprehensive commercial real estate database in the industry and have the largest research department in the industry.

We deliver our data and analytics solutions to our clients primarily via a branded integrated suite of online service offerings. As of January 31, 2011, our database of real estate information contained:

•	Approximately 1.5 million sale and lease listings;

•	Approximately 4 million total properties;

•	Approximately 11 billion square feet of sale and lease listings;

•	Approximately 9 million tenants;

•	Approximately 2 million sales transactions valued in the aggregate at approximately $3.7 trillion; and

•	Approximately 11 million digital attachments, including building photographs, aerial photographs, plat maps and floor plans.

This highly complex database is comprised of hundreds of data fields, tracking critical categories such as:

• Location
• For-sale information
• Sales and lease comparables
• Space availability
• Quoted rental rates
• Site and zoning information
• Building characteristics
• Income and expense histories
• Tenant names
• Tax assessments • Lease expirations • Ownership • Contact information • Historical trends • Space requirements • Demographic information • Number of retail stores • Mortgage and deed information

We offer our services and solutions primarily through annual subscriptions that renew automatically, which represented over 94% of our revenues for the twelve months ended March 31, 2011.

The CoStar opportunity

The commercial real estate and related business community generally has operated in an inefficient marketplace due to the fragmented approach to gathering and exchanging information. Each commercial real estate transaction has numerous participants and information requirements. As such, each constituent must have extensive, accurate and current information and analysis across a variety of data points, including space availability, properties for sale, rental rates, vacancy rates, tenant movements, sales comparables, supply, new construction and absorption rates.

Various organizations, including hundreds of brokerage firms, directory publishers, the government and local research companies, collect commercial real estate data on specific markets and develop software to analyze the information they have independently gathered. This highly fragmented methodology has resulted in duplication of effort in collecting and analyzing information, excessive internal cost and the creation of non-standardized data containing varying degrees of accuracy and comprehensiveness, resulting in a formidable information gap.

Our suite of service offerings—supported by the most comprehensive database in the industry, the largest research department in the industry, approximately 900 research professionals and outside contractors who make thousands of daily database updates, in-house product developers and a team of analysts and economists—helps our clients make critical business decisions in a more efficient and cost-effective manner. As a result, many of the key players in the commercial real estate industry rely on us to help them make better decisions faster and create value for their businesses.

We believe many companies, including our clients, are looking for real-time access to more granular levels of data and analytics to understand opportunities more quickly and precisely. This has resulted in a large and growing market for commercial real estate information based on the variety, volume and value of transactions in the industry. We believe the significant economic and competitive trends facing our clients provide a competitive advantage to our business and will enable us to capture a greater share of our significant market opportunity going forward.

Our competitive strengths

We believe our competitive strengths include:

“Mission critical” information and analytics. Our solutions are deeply embedded in our clients’ workflows. We provide a breadth of information and insights for commercial real estate professionals in the United States, the United Kingdom and parts of France. We combine our superior information and our deep knowledge of our customers’ workflows with the latest innovative decision-support tools and technologies to enhance our clients’ efficiency and increase productivity. In the U.S. commercial real estate industry, our solutions are a utility for our customers. For example, our 12-month trailing renewal rate at March 31, 2011 was 92%, which we believe reflects our customers’ recognition of the reliability and comprehensiveness of our services and the high value they derive from our solutions.

Strong, diversified client relationships. We maintain long-standing relationships across the commercial real estate and business communities, with commercial real estate brokers, building owners, landlords, financial institutions, retailers, vendors, appraisers, investment banks, governmental agencies and other parties involved in commercial real estate. We have more than 17,000 subscription client sites, with no single client accounting for more than 5% of our total 2010 revenues. The depth of our client relationships provides a foundation for recurring revenues as well as a platform for growth as we continue to expand our portfolio of solutions.

Deep expertise. We maintain what we believe is the largest, most accurate, and most comprehensive commercial real estate database in the industry. We gather information through public and private sources and combine it with our proprietary content, our extensive industry insight and our analytics. We have invested approximately $1 billion to build our platform with the object of creating the commercial real estate industry’s most comprehensive source of information and analytic services. We believe our expertise, years of significant investment and comprehensive data assets and decision-support tools provide us with a competitive advantage in serving our clients.

Culture of innovation. Our continued focus on innovation has allowed us to develop solutions that assist our customers in obtaining critical knowledge to explore and complete real estate transactions. Our team includes approximately 900 research professionals and approximately 150 product development and database professionals who work together to help ensure the accuracy of our information, enhance our data and analytics offerings and create new, innovative solutions that can be sold across our client base.

Scalable operating model. We believe we have a scalable operating model due to the recurring nature of our revenues, the scalability of our solutions and the low capital intensity of our business.

Our growth strategy

We believe we are well-positioned for growth. We intend to build on our position as a leading provider of mission-critical commercial real estate information, decision-support tools and related services by executing the following strategies:

Attract new clients and expand existing relationships. We intend to continue to work closely with our clients to understand their evolving needs and more deeply embed our offerings into their workflows. We believe that substantial opportunities exist both to attract new clients and to increase our revenue from existing clients. Building on our deep knowledge and the embedded position of our offerings, we expect to sell new and innovative solutions to our new and existing clients, increasing our importance to their decision-making processes.

Enhance our proprietary data and analytics. We plan to continue to augment our comprehensive collection of proprietary information by enhancing our data collection tools and processes, further strengthening our relationships with content providers and building new, sophisticated decision-support tools, including an expanded analytic offering that is expected to provide powerful capabilities for analyzing and forecasting investment and leasing trends in local markets. We also plan to continue to selectively acquire assets that enhance our services and geographic scope and strengthen our value proposition to our clients.

Leverage operating model. We derive over 94% of our revenue from annual subscription fees, while a large portion of our costs are fixed. As a result, we believe we can improve our operating margins by generating additional revenue as we further penetrate our existing customer base and add new customers.

Integrate LoopNet. As described below under “Our proposed acquisition of LoopNet,” we announced our entry into a definitive agreement to acquire LoopNet on April 27, 2011. LoopNet owns and operates an online marketplace for commercial real estate that enables commercial real estate agents, working on behalf of property owners and landlords, to list properties for sale or for lease and submit detailed information on property listings in order to find a buyer or tenant in the United States. We believe that by integrating LoopNet within our business, we will be able to deliver a higher quality marketing solution to LoopNet’s customers and a higher quality information solution to CoStar’s customers. We believe the combined company will be the premier online resource for researching, analyzing and marketing commercial real estate properties, and the combination of the two companies’ complementary services is expected to position the combined firm to provide even more comprehensive market coverage, deliver enhanced research, analysis and marketing options, and offer greater efficiencies for customers throughout the commercial real estate industry, ranging from large, national brokerage and institutional market players to small, local brokers and owners.

Our proposed acquisition of LoopNet

On April 27, 2011, we signed a definitive agreement to acquire LoopNet, Inc. (NASDAQ: LOOP), a leading online commercial real estate marketplace. Pursuant to the merger agreement, LoopNet stockholders will receive $16.50 in cash and 0.03702 shares of CoStar common stock for each share of LoopNet common stock, representing a total equity value of approximately $860.0 million and an enterprise value of $762.0 million. The boards of directors of both companies have unanimously approved the acquisition, which is expected to close by the end of 2011. We have received a commitment letter from JPMorgan Chase Bank, N.A. for a fully committed term loan of $415.0 million and a $50.0 million revolving credit facility, of which $37.5 million is committed, which will be available, subject to customary conditions, to fund the acquisition and our ongoing working capital needs following the acquisition. We refer to this term loan and revolving credit facility as the “proposed credit facilities.” If we consummate the acquisition using the net proceeds of this offering, we may correspondingly reduce the amount drawn under the term loan portion of the proposed credit facilities on the closing date of the acquisition. The acquisition is subject to customary closing conditions, including approval by the stockholders of LoopNet and certain governmental clearances or approvals, including expiration or termination of the applicable waiting period relating to the acquisition under the HSR Act. The acquisition is not subject to a financing condition. In certain circumstances set forth in the merger agreement, if the acquisition is not consummated or the agreement is terminated, LoopNet may be obligated to pay us a termination fee of $25.8 million. Similarly, in certain circumstances set forth in the merger agreement, if the acquisition is not consummated or the agreement is terminated, we may be obligated to pay LoopNet a termination fee of $51.6 million. This offering is not conditioned on the closing of the acquisition and there can be no assurance that the acquisition will be completed. The shares offered hereby will remain outstanding whether or not the acquisition is completed.

In light of our agreement to acquire LoopNet, we are currently evaluating how best to integrate the two businesses, and we expect that while we await final approval of the acquisition over the course of the coming months we will assess and finalize plans for additional investments in our business. At this time we intend to continue to develop and distribute new services within our current platform. For example, we expect to roll out an iPad application later this year. We also expect to continue our efforts to integrate the combined capabilities of CoStar’s market and property information and Property and Portfolio Research Ltd.’s analytics and forecasting expertise with Resolve Technology, Inc.’s real estate investment software expertise. Pending the completion of the acquisition, we do not currently anticipate making any additional material acquisitions.

While we expect current service offerings to remain profitable, driving overall earnings during 2011 and providing substantial cash flow for our business, the acquisition and the eventual integration of our two businesses could reduce our profitability, cause us to generate losses and adversely affect our financial position. Further, we intend to enter into the proposed credit facilities if the acquisition is completed, which facilities we expect will contain covenants that will restrict our operations and use of our cash flow.

The offering

The following summary contains basic information about this offering. This summary is not intended to be complete. You should read the full text and more specific details contained elsewhere in this prospectus supplement and the accompanying prospectus. For a more complete description of the shares of common stock, see “Description of Common Stock” beginning on page 13 of the accompanying prospectus.

Issuer	CoStar Group, Inc., a Delaware corporation.

Common stock offered	3,750,000 shares. We have also granted the underwriters a 30-day option to purchase up to 562,500 additional shares.

Common stock to be outstanding immediately following this offering	24,723,775 shares (or 25,286,275 shares if the underwriters exercise their over-allotment option in full) (based on shares outstanding on May 25, 2011).

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $214.9 million (or approximately $247.3 million if the underwriters exercise their over-allotment option in full) after deducting underwriting discounts, commissions and expenses. We expect to use the net proceeds from the sale of the shares to fund a portion of the cash consideration payable in connection with the acquisition and, to the extent that any proceeds remain thereafter, or the acquisition is not completed, for general corporate purposes. This offering is not conditioned on the closing of the acquisition and there can be no assurance that the acquisition will be completed. The shares offered hereby will remain outstanding whether or not the acquisition is completed. See “Use of proceeds.”

Trading symbol for our common stock	Our common stock is listed on the Nasdaq Global Select Market under the symbol “CSGP.”

United States federal income tax considerations	For a discussion of certain United States federal income tax consequences of holding and disposing of shares of our common stock, see “Certain United States federal income tax considerations.”

Risk factors	You should carefully consider the information set forth in the section of this prospectus supplement entitled “Risk factors” as well as the other information included in or incorporated by reference into this prospectus supplement before deciding whether to invest in the shares.

Except as otherwise indicated, all information in this prospectus supplement:

•	assumes that the underwriters will not exercise their option to purchase up to 562,500 additional shares from the Company;

•	excludes 2,250,000 shares representing the maximum number of shares issuable upon consummation of the acquisition;

•	excludes 950,425 shares issuable upon the exercise of options outstanding as of May 25, 2011 with a weighted average exercise price of $38.39 per share;

•	excludes an estimated 61,765 shares available for purchase under our Employee Stock Purchase Plan as of May 25, 2011; and

•	excludes an estimated 1,346,659 shares reserved for issuance pursuant to future grants of awards under our 2007 Stock Incentive Plan as of May 25, 2011.

Risk factors

Investing in our common stock involves risks, including the risks described below that are specific to shares of our common stock and those that could affect us and our business. You should not purchase shares of our common stock unless you understand these investment risks. Please be aware that other risks may prove to be important in the future. New risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. Before purchasing any shares of our common stock, you should consider carefully the risks and other information in this prospectus supplement and the accompanying prospectus and the documents incorporated by reference herein and therein.

Risks relating to the proposed acquisition of LoopNet

This offering is not conditioned upon the closing of the acquisition and there can be no assurance that the acquisition will be completed.

In April 2011, we signed a definitive merger agreement under which we will acquire LoopNet in a stock and cash transaction. We expect the acquisition to close by the end of 2011, subject to customary closing conditions, including approval by the stockholders of LoopNet and certain governmental clearances and approvals, including expiration or termination of the applicable waiting period relating to the acquisition under the HSR Act. This offering is not conditioned on the closing of the acquisition and there can be no assurance that the acquisition will be completed. The shares offered hereby will remain outstanding whether or not the acquisition is completed.

The failure to successfully integrate LoopNet’s business and operations or fully realize synergies from the acquisition in the expected time frame may adversely affect our future results.

The success of the acquisition will depend, in part, on our ability to successfully integrate LoopNet’s business and operations and fully realize the anticipated benefits and synergies from combining our business with LoopNet’s business. However, to realize these anticipated benefits and synergies, we must successfully combine these businesses. If we are unable to achieve these objectives following the acquisition, the anticipated benefits and synergies of the acquisition may not be realized fully or at all or may take longer to realize than expected. Any failure to timely realize these anticipated benefits could have a material adverse effect on our revenues, expenses and operating results.

We and LoopNet have operated and, until the completion of the acquisition, will continue to operate independently. It is possible that the integration process could result in the loss of key employees, loss of key clients, decreases in revenues and increases in operating costs, as well as the disruption of each company’s ongoing businesses, any or all of which could limit our ability to achieve the anticipated benefits and synergies of the acquisition and have a material adverse effect on our revenues and operating results. Integration efforts between the two companies will also divert management attention and resources, which could also adversely affect our operating results.

We and LoopNet may have difficulty attracting, motivating and retaining executives and other key employees in light of the acquisition.

Uncertainty about the effect of the acquisition on our and LoopNet’s employees may have an adverse effect on us or LoopNet and consequently the combined business resulting from the acquisition. This uncertainty may impair our and LoopNet’s ability to attract, retain and motivate key personnel until the acquisition is completed, or longer for the combined entity. Employee retention may be particularly challenging during the pendency of the acquisition, as our and LoopNet’s employees may experience uncertainty about their future roles with the combined business. Additionally, LoopNet’s officers and employees may own shares of LoopNet’s common stock and/or have stock option or restricted stock unit grants and, if the acquisition is completed, may therefore be entitled to the acquisition consideration, the payment of which could provide sufficient financial incentive for certain officers and employees to no longer pursue employment with the combined business. If key employees of us or LoopNet depart because of issues relating to the uncertainty and difficulty of integration, financial incentives or a desire not to become employees of the combined business, we may have to incur significant costs in identifying, hiring and retaining replacements for departing employees, which could reduce our ability to realize the anticipated benefits of the acquisition.

In order to complete the acquisition, we and LoopNet must obtain certain governmental approvals, and if such approvals are not granted or are granted with conditions that become applicable to the parties, the completion of the acquisition may be jeopardized or the anticipated benefits of the acquisition could be reduced.

Completion of the acquisition is conditioned upon the receipt of certain governmental clearances or approvals, including, but not limited to, the expiration or termination of the applicable waiting period, or receipt of approval, under applicable antitrust laws, including the applicable waiting periods under the HSR Act. Although we and LoopNet have agreed to use reasonable best efforts to obtain the requisite governmental approvals, we cannot assure you that these approvals will be obtained or, if obtained, when. In addition, the governmental authorities from which these approvals are required have broad discretion in administering the governing regulations. On May 20, 2011, one of these governmental authorities, the Federal Trade Commission, requested that we provide documents and information to assist it in the conduct of its investigation of the acquisition. As a condition to approval of the acquisition, these governmental authorities may impose requirements, limitations or costs or require divestitures or place restrictions on the conduct of our or LoopNet’s business after the completion of the acquisition. Under the terms of the merger agreement, we are not required to complete the acquisition if, among other things, the governmental approvals required to be received in connection with the acquisition include any conditions or restrictions that, individually or in the aggregate, are reasonably expected to impose a substantial detriment (as specified in the merger agreement) on us, though we can choose to waive this condition. If either we or LoopNet become subject to any term, condition, obligation or restriction (whether by consent or because the terms of the merger agreement require it), the imposition of such term, condition, obligation or restriction could adversely affect the ability to integrate LoopNet’s operations into our operations, reduce the anticipated benefits of the acquisition or otherwise materially adversely affect our business and results of operations after the completion of the acquisition.

Our and LoopNet’s business relationships, including client relationships, may be subject to disruption due to uncertainty associated with the acquisition.

Parties with which we or LoopNet do business may experience uncertainty associated with the acquisition, including with respect to current or future business relationships with us, LoopNet or the combined business. Our and LoopNet’s business relationships may be subject to disruption as clients and others may attempt to negotiate changes in existing business relationships or consider entering into business relationships with parties other than us, LoopNet or the combined business. These disruptions could have a material adverse effect on the businesses, financial condition and results of operations of the combined business. The adverse effect of such disruptions could be exacerbated by a delay in the completion of the acquisition or termination of the merger agreement.

The merger agreement may be terminated in accordance with its terms and the acquisition may not be completed.

The merger agreement is subject to a number of conditions which must be fulfilled in order to complete the acquisition. Those conditions include: adoption of the merger agreement by LoopNet stockholders, the receipt of necessary antitrust approvals, absence of orders prohibiting the completion of the acquisition, effectiveness of a registration statement with respect to our stock to be issued in the acquisition, continued accuracy of the representations and warranties by both parties and the performance by both parties of their covenants and agreements.

In addition, both we and LoopNet have rights to terminate the merger agreement under certain circumstances specified in the merger agreement.

We will incur significant transaction costs as a result of the acquisition.

We expect to incur significant one-time transaction costs related to the acquisition. These transaction costs include investment banking, legal and accounting fees and expenses and filing fees, printing expenses and other related charges. The companies may also incur additional unanticipated transaction costs in connection with the acquisition. A portion of the transaction costs related to the acquisition will be incurred regardless of whether the acquisition is completed. Additional costs will be incurred in connection with integrating the two companies’ businesses, such as severance and information technology integration expenses. Costs in connection with the acquisition and integration may be higher than expected. These costs could adversely affect the financial condition and results of operations of CoStar or the combined business.

An adverse judgment in a lawsuit challenging the acquisition may prevent the acquisition from becoming effective or from becoming effective within the expected timeframe.

One of the conditions to the closing of the acquisition is that no order, injunction or decree or other legal restraint or prohibition that prevents the completion of the acquisition be in effect. If any plaintiff were successful in obtaining an injunction prohibiting LoopNet or us from completing the acquisition on the agreed-upon terms, then such injunction may prevent the acquisition from becoming effective or from becoming effective within the expected timeframe. To date, LoopNet, LoopNet’s board of directors and/or CoStar are named as defendants in two purported class action lawsuits brought by alleged LoopNet stockholders challenging the acquisition. Such stockholder actions allege, among other things, that (i) each member of

LoopNet’s board of directors breached his fiduciary duties to LoopNet and its stockholders in authorizing the acquisition, (ii) the acquisition does not maximize value to LoopNet’s stockholders and (iii) LoopNet and CoStar aided and abetted the breaches of fiduciary duty allegedly committed by the members of LoopNet’s board of directors. Such stockholder actions seek class action certification and equitable relief, including an injunction against consummation of the acquisition.

Failure to complete the acquisition in certain circumstances could require us to pay a termination fee or expenses.

If the merger agreement is terminated under certain circumstances, we would be obligated to pay a $51.6 million termination fee. Payment of the termination fee could materially adversely affect our results of operations or financial condition.

Risks relating to LoopNet

LoopNet is, and following completion of the acquisition, we and LoopNet will continue to be, subject to the risks with respect to LoopNet described in our Current Report on Form 8-K filed with the SEC on May 23, 2011, incorporated by reference into this prospectus supplement. You should read and consider these additional risk factors associated with the business of LoopNet because these risk factors may affect the operations and financial results of the combined company. See “Where you can find additional information” beginning on page S-57 of this prospectus supplement.

Risks relating to our business

A downturn or consolidation in the commercial real estate industry may decrease customer demand for our services.

A reversal of recent improvements in the commercial real estate industry’s leasing activity and absorption rates or a renewed downturn in the commercial real estate market may affect our ability to generate revenues and may lead to more cancellations by our current or future customers, either of which could cause our revenues or our revenue growth rate to decline and reduce our profitability. A depressed commercial real estate market has a negative impact on our core customer base, which could decrease demand for our information, marketing and analytic services. Also, companies in this industry are consolidating, often in order to reduce expenses. Consolidation, or other cost-cutting measures by our customers, may lead to more cancellations of our information, marketing and analytic services by our customers, reduce the number of our existing clients, reduce the size of our target market or increase our clients’ bargaining power, all of which could cause our revenues to decline and reduce our profitability.

Negative general economic conditions could increase our expenses and reduce our revenues.

Our business and the commercial real estate industry are particularly affected by negative trends in the general economy. The success of our business depends on a number of factors relating to general global, national, regional and local economic conditions, including perceived and actual economic conditions, recessions, inflation, deflation, exchange rates, interest rates, taxation policies, availability of credit, employment levels, and wage and salary levels. Negative general economic conditions could adversely affect our business by reducing our revenues and profitability. If we experience greater cancellations or reductions of services and failures to timely pay, and we do not acquire new clients or sell new services to our existing clients, our revenues may decline and our financial position would be adversely affected. Adverse national and global economic events, as well as any significant terrorist attack, are likely to have a dampening effect on the economy in general, which could negatively affect our financial performance and our stock price. Market disruptions may also contribute to extreme price and volume fluctuations in the stock market that may affect our stock price for reasons unrelated to our operating performance. In addition, a significant increase in inflation could increase our expenses more rapidly than expected, the effect of which may not be offset by corresponding increases in revenue. Conversely, deflation resulting in a decline of prices could reduce our revenues. In the current economic environment, it is difficult to predict whether we will experience significant inflation or deflation in the near future. A significant increase in either could have an adverse effect on our results of operations.

Our revenues and financial position will be adversely affected if we are not able to attract and retain clients.

Our success and revenues depend on attracting and retaining subscribers to our information, marketing and analytic services. Our subscription-based information, marketing and analytic services generate the largest portion of our revenues. However, we may be unable to attract new clients, and our existing clients may decide not to add, not to renew or to cancel subscription services. In addition, in order to increase our revenue, we must continue to attract new customers, continue to keep our cancellation rate low and continue to sell new services to our existing customers. We may not be able to continue to grow our customer base, keep the cancellation rate for customers and services low or sell new services to existing customers as a result of several factors, including, without limitation: economic pressures, a decision that customers have no need for our services; a decision to use alternative services; customers’ and potential customers’ pricing and budgetary constraints; consolidation in the real estate and/or financial services industries; data quality; technical problems; or competitive pressures. If clients decide to cancel services or not to renew their subscription agreements, and we do not sell new services to our existing clients or attract new clients, then our renewal rate and revenues may decline.

If we are not able to successfully identify, finance and/or integrate acquisitions, our business operations and financial position could be adversely affected.

We have expanded our markets and services in part through acquisitions of complementary businesses, services, databases and technologies, and expect to continue to do so in the future. Our strategy to acquire complementary companies or assets depends on our ability to identify, and the availability of, suitable acquisition candidates. We may incur costs in the preliminary stages of an acquisition, but may ultimately be unable or unwilling to consummate the proposed transaction for various reasons. In addition, acquisitions involve numerous risks, including the ability to realize or capitalize on synergy created through combinations; managing the integration of personnel and products; managing geographically remote operations, such as SPN in Scotland, Grecam S.A.S. in France, CoStar U.K. Limited, Propex and Property and Portfolio Research Ltd. in the U.K.; the diversion of management’s attention from other business concerns; the inherent risks in entering markets and sectors in which we have either limited or no direct experience; and the potential loss of key employees or clients of the acquired companies. We may not successfully integrate acquired businesses or assets and may not achieve anticipated benefits of an acquisition, including expected synergy. Acquisitions could result in dilutive issuances of equity securities, the incurrence of debt, one-time write-offs of goodwill and substantial amortization expenses of other intangible assets. We may be unable to obtain financing on favorable terms, or at all, if necessary to finance future acquisitions making it impossible or more costly to acquire complementary businesses. If we are able to obtain financing, the terms may be onerous and restrict our operations.

If we are unable to hire qualified persons for, or retain and continue to develop, our sales force, or if our sales force is unproductive, our revenues could be adversely affected.

In order to support revenues and future revenue growth, we need to continue to develop, train and retain our sales force. Our ability to build and develop a strong sales force may be affected by a number of factors, including, without limitation: our ability to attract, integrate and motivate sales personnel; our ability to effectively train our sales force; the ability of our sales force to sell an increased number of services; our ability to manage effectively an outbound telesales group; the length of time it takes new sales personnel to become productive; the competition we face from other companies in hiring and retaining sales personnel; and our ability to effectively manage a multi-location sales organization. If we are unable to hire qualified sales personnel and develop and retain the members of our sales force, including sales force management, or if our sales force is unproductive, our revenues or growth rate could decline and our expenses could increase.

Competition could render our services uncompetitive.

The market for information systems and services in general is highly competitive and rapidly changing. Competition in this market may increase further as a result of current recessionary economic conditions, as customer bases and customer spending have decreased and service providers are competing for fewer customer resources. Our existing competitors, or future competitors, may have greater name recognition, larger customer bases, better technology or data, lower prices, easier access to data, greater user traffic or greater financial, technical or marketing resources than we have. Our competitors may be able to undertake more effective marketing campaigns, obtain more data, adopt more aggressive pricing policies, make more attractive offers to potential employees, subscribers, distribution partners and content providers or may be able to respond more quickly to new or emerging technologies or changes in user requirements. If we are unable to retain customers or obtain new customers, our revenues could decline. Increased competition could result in lower revenues and higher expenses, which would reduce our profitability.

If we are unable to increase our revenues or our operating costs are higher than expected, our profitability may continue to decline and our operating results may fluctuate significantly.

We may not be able to accurately forecast our revenues or future revenue growth rate. Many of our expenses, particularly personnel costs and occupancy costs, are relatively fixed. As a result, we may not be able to adjust spending quickly enough to offset any unexpected increase in expenses or revenue shortfall. We may experience higher than expected operating costs, including, without limitation, increased personnel costs, occupancy costs, selling and marketing costs, investments in geographic expansion, acquisition costs, communications costs, travel costs, software development costs, professional fees and other costs. If operating costs exceed our expectations and cannot be adjusted accordingly, our profitability may be reduced and our results of operations and financial position will be adversely affected. Additionally, we may not be able to sustain our historic revenue growth rates, and our percentage revenue growth rates may decline. Our ability to increase our revenues and operating profit will depend on increased demand for our services. Our sales are affected by, among other things, general economic and commercial real estate conditions. Reduced demand, whether due to changes in customer preference, a further weakening of the U.S. or global economy, competition or other reasons, may result in decreased revenue and growth, adversely affecting our operating results.

We intend to enter into the proposed credit facilities, which we expect will contain covenants that will restrict our operations.

We have received a commitment letter from JPMorgan Chase Bank, N.A. for a fully committed term loan of $415.0 million and a $50.0 million revolving credit facility, of which $37.5 million is committed, which will be available, subject to customary conditions, to fund the acquisition and our ongoing working capital needs following the acquisition.

We expect the credit agreement governing the proposed credit facilities to contain customary covenants imposing operating and financial restrictions on us, including restrictions that may limit our ability to engage in acts that may be in our long-term best interests. These covenants are likely to include, among others, limitations (and in some cases, prohibitions) that would, directly or indirectly, restrict our ability to:

•	incur liens or additional indebtedness (including guarantees or contingent obligations);
•	engage in mergers and other fundamental changes;
•	sell or otherwise dispose of property or assets;
•	pay dividends and other distributions; and
•	change the nature our business.

Any operating restrictions and financial covenants in such credit agreement and any other future financing agreements may limit our ability to finance future operations or capital needs or to engage in other business activities. Our ability to comply with any financial covenants could be materially affected by events beyond our control, and there can be no assurance that we will satisfy any such requirements. If we fail to comply with these covenants, we may need to seek waivers or amendments of such covenants, seek alternative or additional sources of financing or reduce our expenditures. We may be unable to obtain such waivers, amendments or alternative or additional financing on terms favorable to us or at all.

The credit agreement is expected to specify several events of default, including non-payment, certain cross-defaults, certain bankruptcy events, covenant or representation breaches and certain changes in control. If an event of default occurs, the lenders under the credit agreement are expected to be able to elect to declare all outstanding borrowings, together with accrued interest and other fees, to be immediately due and payable. We may not be able to repay all amounts due under the credit agreement in the event these amounts are declared due upon an event of default.

International operations expose us to additional business risks, which may reduce our profitability.

Our international operations and expansion subject us to additional business risks, including, without limitation: currency exchange rate fluctuations; adapting to the differing business practices and laws in foreign countries; difficulties in managing foreign operations; limited protection for intellectual property rights in some countries; difficulty in collecting accounts receivable and longer collection periods; costs of enforcing contractual obligations; impact of recessions in economies outside the U.S.; and potentially adverse tax consequences. In addition, international expansion imposes additional burdens on our executive and administrative personnel, systems development, research and sales departments, and general managerial resources. If we are not able to manage our international operations successfully, we may incur higher expenses and our profitability may be reduced. Finally, the investment required for additional international expansion could exceed the profit generated from such expansion, which would reduce our profitability and adversely affect our financial position.

Fluctuating foreign currencies may negatively impact our business, results of operations and financial position.

Due to our acquisitions of CoStar U.K. Limited (formerly FOCUS Information Limited), SPN, Grecam S.A.S., Propex, and Property and Portfolio Research Ltd., a portion of our business is denominated in the British Pound and Euro and as a result, fluctuations in foreign currencies may have an impact on our business, results of operations and financial position. Foreign currency exchange rates have fluctuated and may continue to fluctuate. Significant foreign currency exchange rate fluctuations may negatively impact our international revenue, which in turn affects our consolidated revenue. Currencies may be affected by internal factors, general economic conditions and external developments in other countries, all of which can have an adverse impact on a country’s currency. Currently, we are not party to any hedging transactions intended to reduce our exposure to exchange rate fluctuations. We may seek to enter into hedging transactions in the future, but we may be unable to enter into these transactions successfully, on acceptable terms or at all. We cannot predict whether we will incur foreign exchange losses in the future. Further, significant foreign exchange fluctuations resulting in a decline in the British Pound or Euro may decrease the value of our foreign assets, as well as decrease our revenues and earnings from our foreign subsidiaries, which would reduce our profitability and adversely affect our financial position.

Negative conditions in the global credit markets may affect the liquidity of a portion of our long-term investments.

Currently, our long-term investments include mostly AAA rated auction rate securities (“ARS”), which are primarily student loan securities supported by guarantees from the Federal Family Education Loan Program (“FFELP”) of the U.S. Department of Education. Continuing negative conditions in the global credit markets have prevented some investors from liquidating their holdings of auction rate securities because the amount of securities submitted for sale has exceeded the amount of purchase orders for such securities. As of March 31, 2011, we held $32.1 million par value of ARS, all of which failed to settle at auctions. When an auction fails for ARS in which we have invested, we may be unable to liquidate some or all of these securities at par. In the event we need or desire to immediately access these funds, we will not be able to do so until a future auction on these investments is successful, a buyer is found outside the auction process or an alternative action is determined. If a buyer is found but is unwilling to purchase the investments at par, we may incur a loss, which would reduce our profitability and adversely affect our financial position.

Our ARS investments are not currently trading and therefore do not currently have a readily determinable market value. Accordingly, the estimated fair value of the ARS no longer approximates par value. We have used a discounted cash flow model to determine the estimated fair value of our investment in ARS as of March 31, 2011. The assumptions used in preparing the discounted cash flow model include estimates for interest rates, credit spreads, timing and amount of cash flows, liquidity risk premiums, expected holding periods and default risk of the ARS. Based on this assessment of fair value, as of March 31, 2011, we determined there was a decline in the fair value of our ARS investments of approximately $3.0 million. The decline was deemed to be a temporary impairment and was recorded as an unrealized loss in accumulated other comprehensive loss in stockholders’ equity. If the issuers of these ARS are unable to successfully close future auctions and/or their credit ratings deteriorate, we may be required to record additional unrealized losses in accumulated other comprehensive loss or an other-than-temporary impairment charge to earnings on these investments, which would reduce our profitability and adversely affect our financial position.

We have not made any material changes in the accounting methodology used to determine the fair value of the ARS. We do not expect any material changes in the near term to the underlying assumptions used to determine the unobservable inputs used to calculate the fair value of the ARS as of March 31, 2011. However, if changes in these assumptions occur, and, should those changes be significant, we may be required to record additional unrealized losses in accumulated other comprehensive loss or an other-than-temporary impairment charge to earnings on these investments.

Our current or future geographic expansion plans may not result in increased revenues, which may negatively impact our business, results of operations and financial position.

Expanding into new markets and investing resources towards increasing the depth of our coverage within existing markets imposes additional burdens on our research, systems development, sales, marketing and general managerial resources. During 2011, we plan to continue to increase the depth of our coverage in the U.S., U.K. and France, and we may expand into additional geographies. If we are unable to manage our expansion efforts effectively, if our expansion efforts take longer than planned or if our costs for these efforts exceed our expectations, our financial position could be adversely affected. In addition, if we incur significant costs to improve data quality within existing markets, or are not successful in marketing and selling our services in these markets or in new markets, our expansion may have a material adverse effect on our financial position by increasing our expenses without increasing our revenues, adversely affecting our profitability.

We may be subject to legal liability for collecting, displaying or distributing information.

Because the content in our database is collected from various sources and distributed to others, we may be subject to claims for breach of contract, defamation, negligence, unfair competition or copyright or trademark infringement or claims based on other theories. We could also be subject to claims based upon the content that is accessible from our website through links to other websites or information on our website supplied by third parties. Even if these claims do not result in liability to us, we could incur significant costs in investigating and defending against any claims. Our potential liability for information distributed by us to others could require us to implement measures to reduce our exposure to such liability, which may require us to expend substantial resources and limit the attractiveness of our information, marketing and analytic services to users.

Litigation or government investigations in which we become involved may significantly increase our expenses and adversely affect our stock price.

Currently and from time to time, we are a party to various lawsuits. Any lawsuits, threatened lawsuits or government investigations in which we are involved could cost us a significant amount of time and money to defend, could distract management’s attention away from operating our business, could result in negative publicity and could adversely affect our stock price. In addition, if any claims are determined against us or if a settlement requires us to pay a large monetary amount or take other action that materially restricts or impedes our operations, our profitability could be significantly reduced and our financial position could be adversely affected. We cannot make assurances that we will have any or sufficient insurance to cover any litigation claims.

An impairment in carrying value of goodwill could negatively impact our consolidated results of operations and net worth.

Goodwill and identifiable intangible assets not subject to amortization are tested annually by each reporting unit on October 1st of each year for impairment and are tested for impairment more frequently based upon the existence of one or more indicators. We consider our operating segments, U.S. and International, as our reporting units under Financial Accounting Standards Board (“FASB”) authoritative guidance for consideration of potential impairment of goodwill. We assess the impairment of long-lived assets, identifiable intangibles and goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The existence of one or more of the following indicators could cause us to test for impairment prior to the annual assessment:

•	significant underperformance relative to historical or projected future operating results;

•	significant changes in the manner of our use of acquired assets or the strategy for our overall business;

•	significant negative industry or economic trends; or

•	significant decline in our market capitalization relative to net book value for a sustained period.

These types of events or indicators and the resulting impairment analysis could result in goodwill impairment charges in the future, which would reduce our profitability. Impairment charges could negatively affect our financial results in the periods of such charges, which may reduce our profitability. As of March 31, 2011, we had $80.5 million of goodwill, $55.3 million in our U.S. segment and $25.2 million in our International segment.

We may not be able to successfully introduce new or upgraded information, marketing and analytic services, which could decrease our revenues and our profitability.

Our future business and financial success will depend on our ability to continue to introduce new and upgraded services into the marketplace. To be successful, we must adapt to rapid technological changes by continually enhancing our information, marketing and analytic services. Developing new services and upgrades to services imposes heavy burdens on our systems department, management and researchers. This process is costly, and we cannot assure you that we will be able to successfully develop and enhance our services. In addition, successfully launching and selling a new service puts pressure on our sales and marketing resources. If we are unable to develop new or upgraded services, then our customers may choose a competitive service over ours and our revenues may decline and our profitability may be reduced. In addition, if we incur significant costs in developing new or upgraded services, are not successful in marketing and selling these new services or upgrades, or our customers fail to accept these new services, it could have a material adverse effect on our results of operations by decreasing our revenues and reducing our profitability.

Our expansion into the commercial real estate analytics sector may not be successful or may not result in increased revenues, which may negatively impact our business, results of operations and financial position.

Expanding into the commercial real estate market research and forecasting arena imposes additional burdens on our research, systems development, sales, marketing and general management resources. During 2011, we expect to continue to expand our presence in the commercial real estate analytics sector. If we are unable to manage this expansion effectively or if our costs for this effort exceed our expectations, our financial position could be adversely affected. In addition, if we incur additional costs to expand our analytics services and we are not successful in marketing or selling these expanded services, our expansion may have a material adverse effect on our financial position by increasing our expenses without increasing our revenues, adversely affecting our profitability.

As a result of consolidation of facilities, we may incur additional costs.

We have taken, and may continue to take, actions that may increase our cost structure in the short-term but are intended to reduce certain portions of our long-term cost structure, such as consolidation of office space. As a result of consolidation of office space, we may reduce our long-term occupancy costs, but incur restructuring charges. If our long-term cost reduction efforts are ineffective or our estimates of cost savings are inaccurate, our profitability could be negatively impacted. Expected savings from relocating facilities can be highly variable and uncertain. For instance, we may not meet the requirements necessary to receive the full property tax abatement provided by the District of Columbia as incentive for us to relocate our headquarters to downtown Washington, DC and may incur greater property taxes than anticipated in connection with the move to our new headquarters. Further, we may not be successful in achieving the operating efficiencies or operating cost reductions expected from these efforts in the amounts or at the times we anticipate.

If we are unable to enforce or defend our ownership and use of intellectual property, our business, competitive position and operating results could be harmed.

The success of our business depends in large part on the intellectual property involved in our methodologies, database, services and software. We rely on a combination of trade secret, patent, copyright and other laws, nondisclosure and noncompetition provisions, license agreements and other contractual provisions and technical measures to protect our intellectual property rights. However, current law may not provide for adequate protection of our databases and the actual data. In addition, legal standards relating to the validity, enforceability and scope of protection of proprietary rights in internet related businesses are uncertain and evolving, and we cannot assure you of the future viability or value of any of our proprietary rights. Our business could be significantly harmed if we are not able to protect our content and our other intellectual property. The same would be true if a court found that our services infringe other persons’ intellectual property rights. Any intellectual property lawsuits or threatened lawsuits in which we are involved, either as a plaintiff or as a defendant, could cost us a significant amount of time and money and distract management’s attention from operating our business. In addition, if we do not prevail on any intellectual property claims, this could result in a change to our methodology or information, marketing and analytic services and could reduce our profitability.

Technical problems that affect either our customers’ ability to access our services, or the software, internal applications and systems underlying our services, could lead to reduced demand for our information, marketing and analytic services, lower revenues and increased costs.

Our business increasingly depends upon the satisfactory performance, reliability and availability of our website, the internet and our service providers. Problems with our website, the internet or the services provided by our local exchange carriers or internet service providers could result in slower connections for our customers or interfere with our customers’ access to our information, marketing and analytic services. If we experience technical problems in distributing our services, we could experience reduced demand for our information, marketing and analytic services. In addition, the software, internal applications and systems underlying our services are complex and may not be efficient or error-free. Our careful development and testing may not be sufficient to ensure that we will not encounter technical problems when we attempt to enhance our software, internal applications and systems. Any inefficiencies, errors or technical problems with our software, internal applications and systems could reduce the quality of our services or interfere with our customers’ access to our information, marketing and analytic services, which could reduce the demand for our services, lower our revenues and increase our costs.

If we are not able to obtain and maintain accurate, comprehensive or reliable data, we could experience reduced demand for our information, marketing and analytic services.

Our success depends on our clients’ confidence in the comprehensiveness, accuracy and reliability of the data and analysis we provide. The task of establishing and maintaining accurate and reliable data and analysis is challenging. If our data, including the data we obtain from third parties, or analysis is not current, accurate, comprehensive or reliable, we could experience reduced demand for our services or legal claims by our customers, which could result in lower revenues and higher expenses. Our U.S. researchers use integrated internal research processes to update our database. Any inefficiencies, errors or technical problems with this application could reduce the quality of our data, which could result in reduced demand for our services, lower revenues and higher costs.

Temporary or permanent outages of our computers, software or telecommunications equipment could lead to reduced demand for our information, marketing and analytic services, lower revenues and increased costs.

Our operations depend on our ability to protect our database, computers and software, telecommunications equipment and facilities against damage from potential dangers such as fire, power loss, security breaches, computer viruses and telecommunications failures. Any temporary or permanent loss of one or more of these systems or facilities from an accident, equipment malfunction or some other cause could harm our business. If we experience a failure that prevents us from delivering our information, marketing and analytic services to clients, we could experience reduced demand for our information, marketing and analytic services, lower revenues and increased costs.

Changes in accounting and reporting policies or practices may affect our financial results or presentation of results, which may affect our stock price.

Changes in accounting and reporting policies or practices could reduce our net income, which reductions may be independent of changes in our operations. These reductions in reported net income could cause our stock price to decline. For example, in 2006, we adopted authoritative guidance for stock compensation, which required us to expense the value of granted stock options.

Our business depends on retaining and attracting highly capable management and operating personnel.

Our success depends in large part on our ability to retain and attract management and operating personnel, including our President and Chief Executive Officer, Andrew Florance, and our other officers and key employees. Our business requires highly skilled technical, sales, management, web development, marketing and research personnel, who are in high demand and are often subject to competing offers. To retain and attract key personnel, we use various measures, including employment agreements, awards under a stock incentive plan and incentive bonuses for key executive officers. These measures may not be enough to retain and attract the personnel we need or to offset the impact on our business of the loss of the services of Mr. Florance or other key officers or employees.

Risks relating to the offering

The price of our common stock may fluctuate significantly, and this may make it difficult for you to resell shares of common stock owned by you at times or at prices you find attractive.

The trading price of our common stock may fluctuate widely as a result of a number of factors, many of which are outside our control. In addition, the stock market is subject to fluctuations in the share prices and trading volumes that affect the market prices of the shares of many companies. These broad market fluctuations have adversely affected and may continue to adversely affect the market price of our common stock. Among the factors that could affect our stock price are:

•	actual or anticipated quarterly fluctuations in our operating results and financial condition;

•	changes in revenue or earnings estimates or publication of research reports and recommendations by financial analysts or actions taken by rating agencies with respect to our securities or those of other financial institutions;

•	failure to meet analysts’ revenue or earnings estimates;

•	speculation in the press or investment community generally or relating to our reputation or the commercial real estate industry;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	actions by institutional shareholders;

•	fluctuations in the stock price and operating results of our competitors;

•	future sales of our equity or equity-related securities, including in connection with the acquisition;

•	changes in the frequency or amount of share repurchases;

•	proposed or adopted regulatory changes or developments;

•	anticipated or pending investigations, proceedings or litigation that involve or affect us;

•	domestic and international economic factors unrelated to our performance; or

•	general market conditions and, in particular, developments related to market conditions for the commercial real estate industry.

A significant decline in our stock price could result in substantial losses for individual shareholders and could lead to costly and disruptive securities litigation.

Our stock price may be negatively affected by fluctuations in our financial results.

Our operating results, revenues and expenses may fluctuate as a result of changes in general economic conditions and also for many other reasons, many of which are outside of our control, such as: cancellations or non-renewals of our services; competition; our ability to control expenses; loss of clients or revenues; technical problems with our services; changes or consolidation in the real estate industry; our investments in geographic expansion and to increase coverage in existing markets; interest rate fluctuations; the timing and success of new service introductions and enhancements; successful execution of our expansion plans; data quality; the development of our sales force; managerial execution; employee retention; foreign currency and exchange rate fluctuations; inflation; successful adoption of and training on our services; litigation; acquisitions of other companies or assets; sales, brand enhancement and marketing promotional activities; client support activities; changes in client budgets; or our investments in other corporate resources. In addition, changes in accounting policies or practices may affect our level of net income. Fluctuations in our financial results, revenues and expenses may cause the market price of our common stock to decline.

Market volatility may have an adverse effect on our stock price.

The trading price of our common stock has fluctuated widely in the past, and we expect that it will continue to fluctuate in the future. The price could fluctuate widely based on numerous factors, including: economic factors; quarter-to-quarter variations in our operating results; changes in analysts’ estimates of our earnings; announcements by us or our competitors of technological innovations or new services; general conditions in the commercial real estate industry; developments or disputes concerning copyrights or proprietary rights or other legal proceedings; and regulatory developments. In addition, the stock market in general, and the shares of internet-related and other technology companies in particular, have experienced extreme price fluctuations. This volatility has had a substantial effect on the market prices of securities issued by many companies for reasons unrelated to the operating performance of the specific companies and may have the same effect on the market price of our common stock.

There may be future sales or other dilution of our equity, which may adversely affect the market price of our common stock.

Except as described under “Underwriting,” we are not restricted from issuing additional shares of common stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock. The issuance of any additional shares of common or of preferred stock or convertible securities could be substantially dilutive to holders of our common stock. Moreover, to the extent that we issue restricted stock units, stock appreciation rights, options or warrants to purchase shares of our common stock in the future and those stock appreciation rights, options, or warrants are exercised or as the restricted stock units vest, our shareholders may experience further dilution. In addition, we expect to issue up to 2,250,000 shares of our common stock as consideration in the acquisition. Holders of our common stock have no preemptive rights that entitle holders to purchase their pro rata share of any offering of shares of any class or series and, therefore, such sales or offerings could result in increased dilution to our shareholders. The market price of our common stock could decline as a result of sales of shares of our common stock made after this offering or the perception that such sales could occur.

The common stock is equity and is subordinate to our existing and future indebtedness and preferred stock.

Shares of the common stock are equity interests in CoStar and do not constitute indebtedness. As such, shares of the common stock will rank junior to all indebtedness and other non-equity claims on CoStar with respect to assets available to satisfy claims on CoStar, including in a liquidation of CoStar. Additionally, our board of directors is authorized to issue series of preferred stock without any action on the part of holders of our common stock. Holders of our common stock are subject to the prior dividend and liquidation rights of any holders of our preferred stock or depositary shares representing such preferred stock then outstanding.

We do not currently intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have never declared or paid any cash dividends on our common stock and do not intend to do so for the foreseeable future. We currently intend to invest our future earnings, if any, to finance our growth or share repurchases. In addition, the provisions of the credit agreement governing the proposed credit facilities will limit our ability to pay cash dividends. Therefore, you are not likely to receive any dividends on your common stock for the foreseeable future and the success of an investment in shares of our common stock will depend upon any future appreciation in their value. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which our stockholders have purchased their shares.

We have not identified any specific use of the net proceeds of this offering in the event the merger agreement is terminated.

Consummation of the acquisition is subject to a number of conditions and, if the merger agreement is terminated for any reason, our board of directors and management will have broad discretion over the use of the net proceeds we receive in this offering and might not apply the net proceeds in ways that increase the trading price of our common stock. Since the primary purpose of this offering is to provide funds to pay a portion of the acquisition consideration, we have not identified a specific use for the net proceeds in the event the acquisition does not occur. Any funds received may be used by us for any corporate purpose, which may include pursuit of other business combinations, expansion of our operations, share repurchases or other uses. The failure of our management to use the net proceeds from this offering effectively could have an adverse effect on our business and may have an adverse effect on our earnings per share.

Use of proceeds

We estimate that the net proceeds of this offering, after expenses, will be approximately $214.9 million. If the underwriters exercise their option to purchase additional shares in full, the net proceeds of this offering, after expenses, will be approximately $247.3 million. “Net proceeds” is what we expect to receive after paying the underwriting discount and commissions and other estimated expenses of the offering.

We expect to use the net proceeds of this offering to fund a portion of the cash consideration payable in connection with the acquisition and, to the extent that any proceeds remain thereafter, or the acquisition is not completed, for general corporate purposes. This offering is not conditioned on the closing of the acquisition and there can be no assurance that the acquisition will be completed. The shares offered hereby will remain outstanding whether or not the acquisition is completed.

We expect that, as of May 25, 2011, the total cash consideration payable in respect of the LoopNet common stock and other equity securities of LoopNet in connection with the acquisition will be approximately $739.8 million. In addition to the net proceeds from this offering, we expect to use available cash and the proceeds from the proposed credit facilities to complete the acquisition.

Selected historical consolidated financial and
operating data of the company

The following tables present selected historical consolidated financial and operating data of CoStar as of the dates and for the periods provided. The selected financial data for each of the years ended December 31, 2008, 2009 and 2010 and as of December 31, 2009 and 2010 are derived from our audited consolidated financial statements and related notes contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, which is incorporated by reference into this prospectus supplement. The selected financial data for each of the years ended December 31, 2006 and 2007 and as of December 31, 2006, 2007 and 2008 have been derived from our audited consolidated financial statements for such years, which have not been incorporated into this prospectus supplement and the accompanying prospectus by reference. The selected financial data as of March 31, 2011 and for the quarterly periods ended March 31, 2010 and 2011 are derived from our unaudited condensed consolidated financial statements and related notes contained in our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, which is incorporated by reference into this prospectus supplement, which financial statements include, in the opinion of our management team, all normal and recurring adjustments that are considered necessary for the fair presentation of the results for the period and dates presented.

The information in the following table is only a summary and is not necessarily indicative of the results of future operations of CoStar or the combined company following the acquisition. You should read the following information together with our audited and unaudited consolidated financial statements, including the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, and our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, which are incorporated by reference into this prospectus supplement. See “Where you can find additional information” beginning on page S-57 of this prospectus supplement.

	Year ended December 31,					Three months ended March 31,
(in thousands, except per share data)	2006	2007	2008	2009	2010	2010	2011

Consolidated statement of operations data:
Revenues	$158,889	$192,805	$212,428	$209,659	$226,260	$55,093	$59,618
Cost of revenues	56,136	76,704	73,408	73,714	83,599	21,200	22,566

Gross margin	102,753	116,101	139,020	135,945	142,661	33,893	37,052
Operating expenses	88,672	98,249	99,232	104,110	119,886	28,791	29,956

Income from operations	14,081	17,852	39,788	31,835	22,775	5,102	7,096
Interest and other income, net	6,845	8,045	4,914	1,253	735	238	202

Income before income taxes	20,926	25,897	44,702	33,088	23,510	5,340	7,298
Income tax expense, net	8,516	9,946	20,079	14,395	10,221	2,451	2,766

Net income	$12,410	$15,951	$24,623	$18,693	$13,289	$2,889	$4,532

Net income per share —basic	$0.66	$0.84	$1.27	$0.95	$0.65	$0.14	$0.22

Net income per share —diluted	$0.65	$0.82	$1.26	$0.94	$0.64	$0.14	$0.22

Weighted average shares outstanding—basic	18,751	19,044	19,372	19,780	20,330	20,249	20,531

Weighted average shares outstanding—diluted	19,165	19,404	19,550	19,925	20,707	20,602	20,965

	As of December 31,					As of March 31,
(in thousands)	2006	2007	2008	2009	2010	2010	2011

Consolidated balance sheet data:
Cash, cash equivalents, short-term and long-term investments	$158,148	$187,426	$224,590	$255,698	$239,316	$218,455	$325,023
Working capital	154,606	167,441	183,347	203,660	188,279	168,920	261,919
Total assets	275,437	321,843	334,384	404,579	439,648	407,864	506,479
Total liabilities	25,327	40,038	30,963	45,573	58,146	45,505	117,081
Stockholders’ equity	250,110	281,805	303,421	359,006	381,502	362,359	389,398

	As of December 31,					As of March 31,
	2006	2007	2008	2009	2010	2010	2011

Other operating data:
(unaudited):
Number of subscription client sites	13,257	14,467	15,920	16,020	16,781	15,995	17,267
Millions of properties in database	2.1	2.7	3.2	3.6	4.0	3.7	4.0

Selected unaudited pro forma condensed
combined financial data

The following table sets forth selected unaudited pro forma condensed combined financial data of CoStar as of March 31, 2011 and for the three months ended March 31, 2011 and the fiscal year ended December 31, 2010. The pro forma amounts in the table below are based on the historical consolidated financial data and the notes thereto of CoStar and LoopNet after giving effect to the acquisition, and after applying the assumptions, reclassifications and adjustments described in the accompanying notes to the unaudited pro forma condensed combined financial data.

The selected unaudited pro forma financial data in the table below should be read in conjunction with the unaudited pro forma condensed combined financial data and the accompanying disclosures included elsewhere in this prospectus supplement and with the historical financial statements and accompanying disclosures of CoStar and LoopNet, which are incorporated by reference in this prospectus supplement. The selected unaudited pro forma condensed combined financial data are provided for informational purposes only and do not purport to represent what CoStar’s financial position or results of operations would actually have been had the acquisition occurred on those dates or to project CoStar’s results of operations or financial position for any future period. See “Unaudited pro forma condensed combined financial data of the Company and LoopNet” beginning on page S-31 of this prospectus supplement and “Where you can find additional information” beginning on page S-57 of this prospectus supplement.

		For the three
	For the year ended	months ended
(in thousands, except per share data)	December 31, 2010	March 31, 2011

Consolidated statement of operations data:
Revenues	$304,262	$80,331
Cost of revenues	96,161	25,723

Gross margin	208,101	54,608
Operating expenses	202,916	53,253

Income from operations	5,185	1,355
Interest and other income (expense), net	(13,665)	(3,096)

Income (loss) before income taxes	(8,480)	(1,741)
Income tax benefit, net	(8,589)	(964)

Net income (loss)	$109	$(777)

Net income (loss) per share—basic	$0.00	$(0.03)

Net income (loss) per share—diluted	$0.00	$(0.03)

Weighted average shares outstanding—basic	26,065	26,266

Weighted average shares outstanding—diluted	26,442	26,266

(in thousands)	As of March 31, 2011

Consolidated balance sheet data:
Cash, cash equivalents, short-term and long-term investments	$64,565
Working capital (deficit)	(5,774)
Total assets	1,083,590
Total liabilities	383,187
Stockholders’ equity	700,403

Comparative historical and unaudited
pro forma per share data

The following table sets forth selected historical per share information of CoStar and LoopNet and unaudited pro forma combined per share information after giving effect to the acquisition under the acquisition method of accounting, assuming that 0.03702 of a share of CoStar common stock had been issued in exchange for each outstanding share of LoopNet common stock, other than excluded shares (which amount does not include the $16.50 per share cash portion of the acquisition consideration). The acquisition accounting is dependent upon certain valuations of LoopNet assets and liabilities and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. Accordingly, the pro forma adjustments reflect the assets and liabilities of LoopNet at their preliminary estimated fair values. Differences between these preliminary estimates and the final acquisition accounting will occur and these differences could have a material impact on the unaudited pro forma combined per share information set forth in the following table.

In accordance with the requirements of the SEC, the pro forma per share information gives effect to the acquisition as if the acquisition had been effective on January 1, 2010, in the case of income from continuing operations per share data, and March 31, 2011, in the case of book value per share data.

The unaudited CoStar pro forma combined per share information is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included in this prospectus supplement. The historical per share information of CoStar and LoopNet is derived from audited financial statements as of and for the year ended December 31, 2010 and the unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2011.

Neither CoStar nor LoopNet has historically paid dividends. Under the terms of the merger agreement, LoopNet is prohibited from declaring or paying any dividends prior to completion of the acquisition. In addition, the provisions of the credit agreement governing the proposed credit facilities will limit our ability to pay cash dividends.

The unaudited pro forma combined per share information does not purport to represent what the actual results of operations of CoStar and LoopNet would have been had the companies been combined during these periods or to project the future results of operations that CoStar may achieve after the acquisition.

You should read this information in conjunction with the selected historical financial data included elsewhere in this prospectus supplement, and the historical financial statements of CoStar and LoopNet and related notes that have been filed with the SEC, certain of which are incorporated in this prospectus supplement by reference. See “Selected historical consolidated financial and operating data of the Company” and “Where you can find additional information” beginning on pages S-25 and S-57, respectively, of this prospectus supplement. The unaudited CoStar pro forma combined per share information is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included in this prospectus supplement. See “Unaudited pro forma condensed combined financial data of the Company and LoopNet” beginning on page S-31 of this prospectus supplement.

	As of and for the
	Year ended	Three months
	December 31,	ended March 31,
	2010	2011

CoStar historical
Per common share data:
Net income (loss)—basic	$0.65	$0.22
Net income (loss)—diluted	0.64	0.22
Book value	18.37	18.70
LoopNet historical
Per common share data:
Net income (loss)—basic	$0.38	$0.04
Net income (loss)—diluted	0.36	0.04
Book value	3.25	3.37
Unaudited CoStar pro forma combined
Per common share data:
Net income (loss)—basic	$0.00	$(0.03)
Net income (loss)—diluted	0.00	(0.03)

Unaudited pro forma condensed combined financial
data of the company and LoopNet

The following unaudited pro forma condensed combined financial statements are based upon the historical consolidated financial data of CoStar and LoopNet after giving effect to the acquisition, and after applying the assumptions, reclassifications and adjustments described in the accompanying notes based on current intentions and expectations relating to the combined business.

The unaudited pro forma condensed combined statements of income combine the historical consolidated statements of income of CoStar and LoopNet, giving effect to the acquisition, as if it had occurred on January 1, 2010. The unaudited pro forma condensed combined balance sheet combines the historical consolidated balance sheets of CoStar and LoopNet, giving effect to the acquisition as if it had occurred on March 31, 2011. The historical consolidated financial data have been adjusted in the unaudited pro forma condensed financial data to give effect to pro forma events that are (1) directly attributable to the acquisition, (2) factually supportable, and (3) with respect to the statement of income, expected to have a continuing impact on the combined results. The unaudited pro forma condensed combined financial data should be read in conjunction with the accompanying notes to the unaudited pro forma condensed combined financial data. In addition, the unaudited pro forma condensed combined financial data were based on and should be read in conjunction with the:

•	separate historical financial statements of CoStar for the year ended December 31, 2010 and as of and for the quarterly period ended March 31, 2011 and the related notes included in CoStar’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 and CoStar’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, respectively, each of which is incorporated by reference into this prospectus supplement, and

•	separate historical financial statements of LoopNet for the year ended December 31, 2010 and as of and for the quarterly period ended March 31, 2011 and the related notes included in our Current Report on Form 8-K filed May 23, 2011, which is incorporated by reference into this prospectus supplement.

The unaudited pro forma condensed combined financial data have been presented for informational purposes only. The pro forma information is not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the acquisition been completed as of the dates indicated. In addition, the unaudited pro forma condensed combined financial data do not purport to project the future financial position or operating results of the combined company.

The unaudited pro forma condensed combined financial data have been prepared using the acquisition method of accounting under existing U.S. generally accepted accounting principles, or GAAP standards, which are subject to change and interpretation. The acquisition accounting is dependent upon certain valuations and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed combined financial data. Differences between these preliminary estimates and the final acquisition accounting will occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial data and the combined company’s future results of operations and financial position.

The unaudited pro forma condensed combined financial data do not reflect any cost savings, operating synergies or revenue enhancements that the combined company may achieve as a result of the acquisition or the costs to integrate the operations of CoStar and LoopNet or the costs necessary to achieve these cost savings, operating synergies and revenue enhancements.

Unaudited pro forma condensed combined balance sheet
as of March 31, 2011

	Historical	Historical	Pro forma		Pro forma
(in thousands)	CoStar	LoopNet	adjustments		combined

ASSETS
Current assets:
Cash and cash equivalents	$292,252	$93,805	$(350,606	)(a)	$35,451
Short-term investments	3,657	3,530	(7,187	)(a)	—
Accounts receivable, net	16,240	1,744	—		17,984
Deferred income taxes, net	5,494	1,315	—		6,809
Income tax receivable	4,940	—	—		4,940
Prepaid expenses and other current assets	4,179	1,111	—		5,290

Total current assets	326,762	101,505	(357,793)		70,474
Long-term investments	29,114	—	—		29,114
Deferred income taxes, net	12,652	16,432	(29,084	)(e)	—
Property and equipment, net	36,886	2,556	—		39,442
Goodwill	80,488	41,507	587,340	(b)	709,335
Intangibles and other assets, net	17,898	8,299	192,998	(c)	219,195
Deposits and other assets	2,679	6,526	6,825	(d)	16,030

Total assets	$506,479	$176,825	$400,286		$1,083,590

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$3,351	$820	$—		$4,171
Accrued wages and commissions	7,581	2,531	—		10,112
Accrued expenses	17,712	3,167	—		20,879
Deferred gain on the sale of building	2,523	—	—		2,523
Income taxes payable	14,831	—	—		14,831
Deferred revenue	18,845	9,443	(6,556	)(f)	21,732
Current portion of long-term debt	—	—	2,000	(d)	2,000

Total current liabilities	64,843	15,961	(4,556)		76,248
Long-term debt	—	—	198,000	(d)	198,000
Deferred gain on the sale of building	33,225	—	—		33,225
Deferred rent and other long-term liabilities	17,216	2,644	—		19,860
Deferred income taxes, net	—	—	54,057	(e)	54,057
Income taxes payable	1,797	—	—		1,797

Series A convertible preferred stock	—	48,631	(48,631	)(g)	—

Stockholders’ equity:
Common stock	208	40	17	(h)	265
Additional paid in capital	377,320	135,172	201,776	(h)	714,268
Other comprehensive loss	(7,681)	(383)	383	(h)	(7,681)
Treasury stock	—	(86,227)	86,227	(h)	—
Retained earnings (accumulated deficit)	19,551	60,987	(86,987	)(h)	(6,449)

Total stockholders’ equity	389,398	109,589	201,416		700,403

Total liabilities and stockholders’ equity	$506,479	$176,825	$400,286		$1,083,590

Unaudited pro forma condensed combined statement of operations for year ended December 31, 2010

	Historical	Historical	Pro forma		Pro forma
(in thousands, except per share data)	CoStar	LoopNet	adjustments		combined

Revenues	$226,260	$78,002	$—		$304,262
Cost of revenues	83,599	12,562	—		96,161

Gross margin	142,661	65,440	—		208,101
Operating expenses:
Selling and marketing	52,455	16,785	—		69,240
Software development	17,350	12,231	—		29,581
General and administrative	47,776	15,693	—		63,469
Purchase amortization	2,305	2,083	36,238	(c)	40,626

	119,886	46,792	36,238		202,916

Income (loss) from operations	22,775	18,648	(36,238)		5,185
Interest and other income (expense), net	735	(2,461)	(11,939	)(d)	(13,665)

Income (loss) before income taxes	23,510	16,187	(48,177)		(8,480)
Income tax expense (benefit), net	10,221	461	(19,271	)(e)	(8,589)

Net income (loss)	13,289	15,726	(28,906)		109
Convertible preferred stock accretion of discount	—	(339)	339	(g)	—

Net income (loss) applicable to common stockholders	$13,289	$15,387	$(28,567)		$109

Net income per share—basic	$0.65				$0.00

Net income per share—diluted	$0.64				$0.00

Weighted average outstanding shares—basic	20,330		5,735	(h)	26,065

Weighted average outstanding shares—diluted	20,707		5,735	(h)	26,442

Unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2011

	Historical	Historical	Pro forma		Pro forma
(in thousands, except per share data)	CoStar	LoopNet	adjustments		combined

Revenues	$59,618	$20,713	$—		$80,331
Cost of revenues	22,566	3,157	—		25,723

Gross margin	37,052	17,556	—		54,608
Operating expenses:
Selling and marketing	13,246	5,134	—		18,380
Software development	5,268	3,659	—		8,927
General and administrative	10,899	4,924	—		15,823
Purchase amortization	543	641	8,939	(c)	10,123

	29,956	14,358	8,939		53,253

Income (loss) from operations	7,096	3,198	(8,939)		1,355
Interest and other income (expense), net	202	(317)	(2,981	)(d)	(3,096)

Income (loss) before income taxes	7,298	2,881	(11,920)		(1,741)
Income tax expense (benefit), net	2,766	1,038	(4,768	)(e)	(964)

Net income (loss)	4,532	1,843	(7,152)		(777)
Convertible preferred stock accretion of discount	—	(85)	85	(g)	—

Net income (loss) applicable to common stockholders	$4,532	$1,758	$(7,067)		$(777)

Net income (loss) per share—basic	$0.22				$(0.03)

Net income (loss) per share—diluted	$0.22				$(0.03)

Weighted average outstanding shares—basic	20,531		5,735	(h)	26,266

Weighted average outstanding shares—diluted	20,965		5,301	(h)	26,266

1.	Description of transaction

On April 27, 2011, CoStar, LoopNet and Lonestar Acquisition Sub, Inc., a Delaware corporation (“merger sub”), entered into an agreement setting forth the proposed terms of the acquisition, which we refer to in this prospectus supplement as the “merger agreement.” Pursuant to the merger agreement, and subject to the terms and conditions set forth therein, merger sub will be merged with and into LoopNet, with LoopNet continuing as the surviving corporation in the acquisition and a wholly-owned subsidiary of CoStar.

As a result of the acquisition, each outstanding share of LoopNet common stock, other than shares owned by CoStar, merger sub or LoopNet (which will be cancelled and retired) and other than those shares with respect to which appraisal rights are properly exercised and not withdrawn, will be converted into a unit consisting of (i) $16.50 in cash (the “cash consideration”), without interest and (ii) 0.03702 shares of CoStar common stock (the “stock consideration”). Each outstanding share of Series A Preferred Stock will be converted into a unit consisting of (i) the product of 148.80952 multiplied by the cash consideration and (ii) the product of 148.80952 multiplied by the stock consideration.

The acquisition is subject to customary closing conditions, including approval by the stockholders of LoopNet and antitrust clearance. The acquisition is not subject to a financing condition. In certain circumstances set forth in the merger agreement, if the acquisition is not consummated or the merger agreement is terminated, LoopNet may be obligated to pay CoStar a termination fee of $25.8 million. Similarly, in certain circumstances set forth in the merger agreement, if the acquisition is not consummated or the merger agreement is terminated, CoStar may be obligated to pay LoopNet a termination fee of $51.6 million.

LoopNet options and RSUs outstanding pursuant to its equity plans, other than one-third of the performance-based RSUs and one-third of the performance-based stock options will be canceled in exchange for the product of the acquisition consideration, less the exercise price per share in the case of stock options, multiplied by the number of options or RSUs subject to the applicable award. The remaining one-third of the performance-based RSUs and one-third of the performance-based stock options will be canceled in exchange for the same consideration as the other options and RSUs, except that portions payable in cash will be paid instead in a number of shares of CoStar common stock calculated based on the volume weighted average price per share of CoStar common stock on Nasdaq for the ten consecutive trading days ending two days prior to closing. If, as a result of the foregoing treatment of LoopNet’s performance-based RSUs and stock options, the number of shares of CoStar common stock issued under the merger agreement would exceed 2,250,000 shares of CoStar common stock, CoStar may choose to pay to the holders of the applicable performance-based RSUs and stock options the amount in excess of 2,250,000 shares of CoStar common stock in cash. In addition, stock options with an exercise price equal to or greater than the per share value of the acquisition consideration (with the stock component of such consideration being valued based on the volume weighted average price per share of CoStar common stock on Nasdaq for the ten consecutive trading days ending two days prior to closing) will be canceled without any payment.

2.	Basis of presentation

The unaudited pro forma condensed combined financial statements were prepared using the acquisition method of accounting, under existing U.S. GAAP standards, which are subject to change and interpretation, and were based on the historical financial statements of CoStar and LoopNet.

These standards require, among other things, that most assets acquired and liabilities assumed be recognized at their fair value as of the acquisition. These standards also require that consideration transferred be measured at the closing date of the acquisition at the then-current market price; this particular requirement will likely result in a per share equity component that is different from the amount assumed in these unaudited pro forma condensed combined financial statements.

The accounting standards define the term “fair value” and set forth the valuation requirements for any asset or liability measured at fair value and specify a hierarchy of valuation techniques based on the inputs used to develop the fair value measures. Fair value is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurements date.” This is an exit price concept for the valuation of the asset or liability. In addition, market participants are assumed to be buyers and sellers in the principal (or most advantageous) market for the asset or liability. Fair value measurements for an asset assume the highest and best use by these market participants. As a result, CoStar may be required to record assets which are not intended to be used or sold and/or to value assets at fair value measures that do not reflect CoStar’s intended use of those assets. Many of these fair value measurements can be highly subjective and it is also possible that other professionals, applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts.

Under the acquisition method of accounting, the assets acquired and liabilities assumed will be recorded as of the completion of the acquisition, primarily at their respective fair values and added to those of CoStar. Financial statements and reported results of operations of CoStar issued after completion of the acquisition will reflect these values, but will not be retroactively restated to reflect the historical financial position or results of operations of LoopNet.

Acquisition-related transaction costs (i.e. advisory, legal, valuation, other professional fees) and certain acquisition-related restructuring charges impacting the target company are not included as a component of consideration transferred but are accounted for as expenses in the periods in which the costs are incurred. Total advisory, legal, regulatory and valuation costs expected to be incurred by CoStar are estimated to be approximately $26.0 million and are reflected in these unaudited pro forma condensed combined financial statements as a reduction to cash and retained earnings.

3.	Accounting policies

Upon consummation of the acquisition, CoStar will review LoopNet’s accounting policies. As a result of that review, CoStar may identify differences between the accounting policies of the two companies that, when conformed, could have a material impact on the combined financial statements. At this time, CoStar is not aware of any differences that would have a material impact on the combined financial statements. The unaudited pro forma condensed combined financial statements do not assume any differences in accounting policies.

4.	Estimate of consideration expected to be transferred

The following is a preliminary estimate of consideration expected to be transferred to effect the acquisition (in thousands, except per share data):

				Estimated
	Estimated fair value			CoStar
			CoStar	shares to
	Conversion		common	be issued @
(in thousands, except per share data)	calculation	Cash	stock	$61.53

Number of shares of LoopNet common stock outstanding as of May 25, 2011	32,519.2
Multiplied by CoStar’s stock price as of May 25, 2011 multiplied by the exchange ratio of 0.03702 ($61.53 x 0.03702)	$2.28		$74,074	1,204

Number of shares of LoopNet common stock outstanding as of May 25, 2011	32,519.2
Multiplied by cash consideration per common share outstanding	$16.50	$536,567

Number of shares of LoopNet common stock into which LoopNet Series A Convertible Preferred Stock outstanding at May 25, 2011 is convertible (50,000 actual shares x 148.81)	7,440.5
Multiplied by CoStar’s stock price as of May 25, 2011 multiplied by the exchange ratio of 0.03702 ($61.53 x 0.03702)	$2.28		$16,948	275

Number of shares of LoopNet common stock into which LoopNet Series A Convertible Preferred Stock outstanding at May 25, 2011 is convertible (50,000 actual shares x 148.81)	7,440.5
Multiplied by cash consideration per common share outstanding	$16.50	$122,768

Number of shares of LoopNet stock options vested and unvested, including performance options, as of May 25, 2011 expected to be canceled and exchanged for purchase consideration	9,506.2
Multiplied by the difference between the per share value of the acquisition consideration as of May 25, 2011 and the weighted-average option exercise price of in-the-money options	$8.86	$60,244	$23,992	390

Number of outstanding restricted stock units, including performance share unit awards, as of May 25, 2011, expected to be canceled	1,458.1
Multiplied by the per share value of the acquisition consideration as of May 25, 2011	$18.78	$20,264	$7,116	116

		$739,843	$122,130	1,985

Estimate of consideration expected to be transferred			$861,973

Common stock, par value $0.01			$20
Additional paid-in capital			122,110

Total stock consideration			$122,130

Certain amounts may reflect rounding adjustments.

The estimated consideration expected to be transferred reflected in these unaudited pro forma condensed combined financial statements does not purport to represent what the actual consideration transferred will be when the acquisition is consummated. The fair value of equity securities issued as part of the consideration transferred will be measured on the closing date of the acquisition at the then-current market price. This requirement will likely result in a per share equity component different from the $2.28 assumed in these unaudited pro forma condensed combined financial statements and that difference may be material. CoStar believes that an increase or decrease by as much as 20% in the CoStar common stock price on the closing date of the acquisition from the common stock price assumed in these unaudited pro forma condensed combined financial statements is reasonably possible based upon the historic volatility of CoStar’s common stock price and the time it may take to complete the acquisition. A change of this magnitude would increase or decrease the consideration expected to be transferred by about $23.0 million, which would be reflected in these unaudited pro forma condensed combined financial statements as an increase or decrease to goodwill.

5.	Estimate of assets to be acquired and liabilities to be assumed

The following is a preliminary estimate of the assets to be acquired and the liabilities to be assumed by CoStar in the acquisition, reconciled to the estimate of consideration expected to be transferred (in thousands):

Book value of net assets acquired as March 31, 2011	$158,220
Adjusted for:
Elimination of existing goodwill and intangible assets	(49,806)

Adjusted book value of net assets acquired	108,414
Adjustments to:
Identifiable intangible assets(i)	201,297
Deferred revenue(ii)	6,556
Taxes (iii)	(83,141)
Goodwill(iv)	628,847

Total estimated consideration	$861,973

(i)	As of the effective time of the acquisition, identifiable intangible assets are required to be measured at fair value and these acquired assets could include assets that are not intended to be used or sold or that are intended to be used in a manner other than their highest and best use. For purposes of these unaudited pro forma condensed combined financial statements, it is assumed that all assets will be used and that all assets will be used in a manner that represents the highest and best use of those assets, but it is not assumed that any market participant synergies will be achieved. The consideration of synergies has been excluded because they are not considered to be factually supportable, which is a required condition for these pro forma adjustments.

The fair value of identifiable intangible assets is determined primarily using the “income method,” which starts with a forecast of all expected future net cash flows. Under the HSR Act and other relevant laws and regulations, there are significant limitations regarding what CoStar can learn about the specifics of the LoopNet intangible assets prior to the consummation of the transaction and any such process will take time to complete.

At this time, CoStar does not have sufficient information as to the amount, timing and risk of cash flows of these intangible assets. Some of the more significant assumptions inherent in the development of intangible asset values, from the perspective of a market participant include: the amount and timing of projected future cash flows (including revenue, cost of sales, research and development costs, sales and marketing expenses, and working capital/contributory asset charges); the discount rate selected to measure the risks inherent in the future cash flows; and the assessment of the asset’s life cycle and the competitive trends impacting the asset, as well as other factors. However, for purposes of these unaudited pro forma condensed combined financial statements and using publicly available information, the fair value of the identifiable intangible assets and their weighted-average useful lives have been estimated as follows (in thousands):

	Estimated fair	Estimated
	value	useful life

Customer relationships	$52,512	5 years
Database technology	61,264	4 years
Trade names	87,521	7 years

Total	$201,297

These preliminary estimates of fair value and useful life will likely be different from the final acquisition accounting, and the difference could have a material impact on the accompanying unaudited pro forma condensed combined financial statements. Once CoStar has full access to the specifics of the LoopNet intangible assets, additional insight will be gained that could impact (a) the estimated total value assigned to intangible assets, (b) the estimated allocation of value between assets and/or (c) the estimated useful life of each category of intangible assets. The estimated intangible asset values and their useful lives could be impacted by a variety of factors that may become known to us only upon access to additional information and/or by changes in such factors that may occur prior to the effective time of the acquisition. These factors include but are not limited to the regulatory, legislative, legal, technological and competitive environments. Increased knowledge about these and/or other elements could result in a change to the estimated fair value of the LoopNet intangible assets and/or to the estimated useful lives from what we have assumed in these unaudited pro forma condensed combined financial statements. The combined effect of any such changes could then also result in a significant increase or decrease to our estimate of associated amortization expense.

(ii)	Reflects the preliminary fair value adjustment to deferred revenues acquired from LoopNet. The preliminary fair value represents an amount equivalent to the estimated cost plus an appropriate profit margin to perform services based on deferred revenue balances of LoopNet as of March 31, 2011. The preliminary estimate of the cost and appropriate margin may be different from the final acquisition accounting and the difference could have a material impact on the accompanying unaudited pro forma condensed combined financial statements.

(iii)	Reflects CoStar’s estimated income tax rate of 40% applied to the estimated fair value of identifiable intangible assets to be acquired of $201.3 million and the estimated deferred revenue adjustment of $6.6 million.

(iv)	Goodwill is calculated as the difference between the acquisition date fair value of the consideration expected to be transferred and the values assigned to the assets acquired and liabilities assumed. Goodwill is not amortized.

Other than the preliminary estimated adjustments identified above, the accompanying unaudited pro forma condensed combined financial statements assume that the book value of the assets acquired and liabilities assumed by CoStar in the acquisition is representative of their fair value. This preliminary estimate of the fair value of assets acquired and liabilities assumed may be different from the final acquisition accounting and the difference could have a material impact on the accompanying unaudited pro forma condensed combined financial statements.

6.	Pro forma adjustments

This note should be read in conjunction with Note 1. Description of Transaction; Note 2. Basis of Presentation; Note 4. Estimate of Consideration Expected to be Transferred; and Note 5. Estimate of Assets to be Acquired and Liabilities to be Assumed. Adjustments included in the column under the heading “Pro Forma Adjustments” represent the following:

(a) Reflects a combination of debt and common stock offering proceeds in addition to the existing cash and cash equivalents and short-term investments to fund the acqusition. CoStar has received a commitment letter from JPMorgan Chase Bank, N.A. for a fully committed term loan of $415.0 million and a $50.0 million revolving credit facility, of which $37.5 million is committed, to fund the acquisition and our ongoing working capital needs following the acquisition. However, for purposes of preparing the pro forma condensed combined financial statements, we have assumed that we consummate the acquisition using the net proceeds of this offering, and have correspondingly reduced the estimated borrowings under the term loan to $200.0 million. For purposes of preparing the pro forma condensed combined financial statements, net offering proceeds assume an offering of

3.75 million common shares at $60.00 per share. Proceeds are net of the applicable underwriting discount and other fees.

Estimated sources and uses of cash (in thousands):

Sources:
Net proceeds from common stock offering	$214,875
Proceeds from issuance of debt instruments	200,000
Short-term investments	7,187

422,062

Uses:
Cash portion of acquisition consideration	(739,843)
Acquisition related transaction costs	(26,000)
Fees related to debt issuance	(6,825)

(772,668)

$(350,606)

(b) To adjust goodwill to an estimate of acquisition-date goodwill, as follows (in thousands):

Eliminate LoopNet historical goodwill	$(41,507)
Estimated transaction goodwill	628,847

Total	$587,340

(c) To adjust intangible assets to an estimate of fair value, as follows (in thousands):

Eliminate LoopNet historical intangible assets	$(8,299)
Estimated fair value of intangible assets acquired	201,297

Total	$192,998

To adjust related amortization expense for the periods presented, as follows (in thousands):

		For the three
	For the year ended	months ended
	December 31, 2010	March 31, 2011

Eliminate LoopNet amortization of intangible assets	$(2,083)	$(641)
Estimated amortization of acquired intangible assets	38,321	9,580

Total	$36,238	$8,939

(d) CoStar has received a commitment letter from JPMorgan Chase Bank, N.A. with respect to the proposed credit facilities. JPMorgan Chase Bank, N.A. has the right to make certain changes to the terms of the proposed credit facilities in connection with achieving a successful syndication of the term loan portion of the proposed credit facilities, including, among other things, by increasing the interest rate margins on such term loan portion (which increase could result in an increase of the issuance costs payable at the closing of the acquisition) and by including a financial maintenance covenant for such term loan portion.

Estimated origination and issuance costs of $6.8 million will be amortized to interest expense over the term of the proposed credit facilities. Amortization of debt issuance costs are estimated to be $953,000 and $242,000 for the year ended December 31, 2010, and the quarterly period ended March 31, 2011, respectively.

The term loan is expected to have a seven year maturity with 27 quarterly payments of interest and principal payments of 1% per annum of the original principal amount of the term loan and a final payment of all outstanding principal and interest due and payable on the seventh anniversary of the closing date of the acquisition. CoStar expects to have the option to prepay all or any portion of the term loan at any time without penalty other than LIBOR breakage costs.

CoStar expects the term loan to carry an initial interest rate equal to LIBOR plus 3.5% with a LIBOR floor of 1.25%. CoStar anticipates entering into an interest rate swap in order to effectively fix the interest rate on half of the term loan, or $87.5 million, at 5.5%. For purposes of the pro forma financial statements, the resulting blended effective interest rate on the term loan, including the amortization of issuance costs, is approximately 5.46%

The pro forma adjustments to interest and other income (expense), net are as follows (in thousands):

	For the year	For the three
	ended	months ended
	December 31, 2010	March 31, 2011

Eliminate CoStar interest income to reflect change in cash and investment balances	$(735)	$(202)
Estimated interest expense on the proposed credit facilities	(11,204)	(2,779)

	$(11,939)	$(2,981)

CoStar’s historical interest income for the periods presented has been eliminated in these pro forma statements of operations because they assume that the short-term investments which generated those returns will be liquidated.

(e) The pro forma adjustment to the deferred income tax liability is as follows (in thousands):

As of
March 31, 2011

Estimated fair value of intangible assets to be acquired	$201,297
Estimated fair value of adjustment to deferred revenue	6,556

207,853
Tax rate	40%

Deferred tax liability, gross	83,141
Reclassified CoStar and LoopNet historical net deferred tax assets	(29,084)

Deferred tax liability, net	$54,057

The pro forma adjustment to income tax expense represents the estimated income tax impact of the pro forma adjustments at a tax rate of 40%.

(f) Reflects the preliminary fair value adjustment to deferred revenues acquired from LoopNet. The preliminary fair value represents an amount equivalent to the estimated cost plus an appropriate profit margin to perform services based on deferred revenue balances of LoopNet as of March 31, 2011.

(g) Pro forma adjustment to eliminate LoopNet’s convertible preferred stock and related accretion expense which will be redeemed in the acquisition.

(h) To record the issuance of additional CoStar common stock in this offering and the stock portion of the acquisition consideration and to eliminate LoopNet’s stockholders’ equity, as follows (in thousands):

					Retained
		Additional	Other		earnings
	Common	paid in	comprehensive	Treasury	(accumulated
	stock	capital	loss	stock	deficit)

Eliminate LoopNet, Inc. stockholders’ equity	$(40)	$(135,172)	$383	$86,227	$(60,987)
Estimated deal costs	—	—	—	—	(26,000)
Estimated CoStar common shares issued to the public in this offering	37	214,838	—	—	—
Estimated CoStar common shares issued to LoopNet shareholders	20	122,110	—	—	—

	$17	$201,776	$383	$86,227	$(86,987)

The unaudited pro forma combined and diluted earnings per share for the periods presented are based on the combined and diluted weighted-average shares. The historical basic and diluted weighted average shares of LoopNet were assumed to be replaced by the shares expected to be issued by CoStar as the stock portion of the acquisition consideration and to raise additional capital in this offering of 1.98 million and 3.75 million shares, respectively. Where the pro forma adjustments result in net losses per share any anti-dilutive effects have been eliminated.

Director and officer stock ownership information

The following table provides certain information regarding the beneficial ownership of our common stock as of April 1, 2011, unless otherwise noted, by:

•	our Chief Executive Officer and President, our Chief Financial Officer and our three most highly compensated executive officers (other than the CEO and CFO) who were serving as executive officers on December 31, 2010, consisting of our three other executive officers;

•	each of our directors; and

•	all of our executive officers and our current directors as a group.

	Shares beneficially	percentage of
Name and address	owned(1)	outstanding shares(1)

Michael R. Klein(2)	429,675	2.1%
Andrew C. Florance(3)	481,914	2.3%
Brian J. Radecki(4)	79,222	*
John Stanfill(5)	76,324	*
Jennifer L. Kitchen(6)	40,904	*
Paul Marples(7)	30,874	*
David Bonderman(8)	289,667	1.4%
Michael J. Glosserman(9)	5,954	*
Warren H. Haber(10)	124,015	*
Josiah O. Low, III(11)	41,705	*
Christopher J. Nassetta(12)	26,690	*
All directors and executive officers as a group (11 people)	1,626,944	7.6%

(1)	Unless otherwise noted, each listed person’s address is c/o CoStar Group, Inc., 1331 L Street, NW, Washington, DC 20005. Beneficial ownership, as determined in accordance with Rule 13d-3 under the Exchange Act, includes sole or shared power to vote or direct the voting of, or to dispose or direct the disposition of shares, as well as the right to acquire beneficial ownership within 60 days of April 1, 2011, through the exercise of an option or otherwise. Except as indicated in the footnotes to the table, we believe that the persons named in the table have sole voting and dispositive power with respect to their reported shares of common stock. The use of * indicates ownership of less than 1%. As of April 1, 2011, we had 20,814,699 shares of common stock outstanding.

(2)	Includes 19,000 shares issuable upon the exercise of exercisable options within 60 days of April 1, 2011, as well as 4,126 shares of restricted stock that are subject to vesting restrictions.

(3)	Includes 274,355 shares issuable upon the exercise of options exercisable within 60 days of April 1, 2011, as well as 41,185 shares of restricted stock that are subject to vesting restrictions.

(4)	Includes 44,008 shares issuable upon the exercise of options exercisable within 60 days of April 1, 2011, as well as 20,958 shares of restricted stock that are subject to vesting restrictions.

(5)	Includes 24,250 shares issuable upon the exercise of options exercisable within 60 days of April 1, 2011, as well as 45,684 shares of restricted stock that are subject to vesting restrictions.

(6)	Includes 30,032 shares issuable upon the exercise of options exercisable within 60 days of April 1, 2011, as well as 6,034 shares of restricted stock that are subject to vesting restrictions.

(7)	Includes 13,066 shares issuable upon the exercise of options exercisable within 60 days of April 1, 2011, as well as 5,901 shares of restricted stock that are subject to vesting restrictions.

(8)	Includes 18,000 shares issuable upon the exercise of options exercisable within 60 days of April 1, 2011, as well as 4,126 shares of restricted stock that are subject to vesting restrictions.

(9)	Includes 4,572 shares of restricted stock that are subject to vesting restrictions.

(10)	Includes 6,000 shares held by Mr. Haber’s spouse and excludes 20,000 shares held by Mr. Haber’s adult son for which Mr. Haber disclaims beneficial ownership. Also includes 26,000 shares issuable upon the exercise of options exercisable within 60 days of April 1, 2011, as well as 5,845 shares of restricted stock that are subject to vesting restrictions.

(11)	Includes 1,000 shares held by Mr. Low’s spouse for which Mr. Low disclaims beneficial ownership. Also includes 20,000 shares issuable upon the exercise of options exercisable within 60 days of April 1, 2011, as well as 5,845 shares of restricted stock that are subject to vesting restrictions.

(12)	Includes 15,000 shares issuable upon the exercise of options exercisable within 60 days of April 1, 2011, as well as 4,985 shares of restricted stock that are subject to vesting restrictions.

Price range of our common stock and dividends

Our common stock is listed and traded on the Nasdaq Global Select Market under the symbol “CSGP.” The following table sets forth, for the calendar quarters indicated, the high and low daily closing price per share of our common stock as reported on the Nasdaq Global Select Market. On May 25, 2011, the last practicable trading day prior to the date of this prospectus supplement, there were 20,973,775 shares of our common stock outstanding.

	High	Low

2008
First quarter	$45.31	$36.55
Second quarter	51.36	44.39
Third quarter	56.70	43.57
Fourth quarter	45.20	27.00
2009
First quarter	35.93	24.23
Second quarter	40.09	31.10
Third quarter	41.57	33.97
Fourth quarter	44.43	38.35
2010
First quarter	42.97	38.22
Second quarter	45.95	38.80
Third quarter	49.53	37.66
Fourth quarter	57.75	48.86
2011
First quarter	62.89	55.58
Second quarter (through May 25, 2011)	72.84	59.96

The closing sale price per share of our common stock as of May 25, 2011, the most recent practicable trading day prior to the date of this prospectus supplement, was $61.53.

We have never declared or paid any cash dividends on our common stock and do not intend to do so for the foreseeable future.

Underwriting

We are offering the shares of common stock described in this prospectus supplement through the underwriters named below. J.P. Morgan Securities LLC is acting as sole book-running manager of the offering and as representative of the underwriters. Under the terms and subject to the conditions contained in an underwriting agreement dated May 25, 2011, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares

J.P. Morgan Securities LLC	2,250,000
Needham & Company, LLC	450,000
Stephens Inc.	375,000
William Blair & Company, L.L.C.	337,500
JMP Securities LLC	337,500

Total	3,750,000

The underwriters are committed to purchase all the shares of common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus supplement, and to certain dealers at that price less a concession not in excess of $1.44 per share. After the public offering of the shares, the underwriters may change the offering price and other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to 562,500 additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus supplement to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting discount is equal to the public offering price per share of common stock less the amount paid by the underwriters per share of our common stock. The following table shows the per share and total underwriting discounts and commissions we will pay, assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without over-	With full over-
	allotment	allotment
	exercise	exercise

Per share	$2.40	$2.40
Total	$9,000,000	$10,350,000

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $1.1 million. We will pay all offering expenses.

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed with the underwriters that we will not (other than as consideration in respect of the acquisition as provided in the merger agreement) (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or any securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of any shares of our common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of our common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC on behalf of the underwriters, for a period of 90 days after the date of this prospectus supplement, other than (i) the shares of our common stock to be sold hereunder, (ii) shares of our common stock issued upon the exercise of options granted under our existing stock-based incentive plans and (iii) new compensatory grants made under our existing stock-based incentive plans. Notwithstanding the foregoing, if (1) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Our directors and executive officers (other than Josiah O. Low, III, who is not standing for reelection at our annual meeting of stockholders expected to be held on June 2, 2011) have agreed with the underwriters not to, for a period of 90 days after the date of this prospectus supplement, without the prior written consent of J.P. Morgan Securities LLC on behalf of the underwriters, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors and executive officers in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition, (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock or such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of our common stock or such other securities, in cash or otherwise or (iii) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock, in each case other than (A) transfers of shares of our common stock as a bona fide gift or gifts or as a result of testate or intestate succession; (B) in the case of a stock option expiring during the period when the restrictions described in this paragraph continue, sales, exchanges, swaps or other transfers or dispositions of shares of our common stock issuable upon the exercise thereof to us in an amount limited to the amount necessary to cover the exercise price thereof or to satisfy the tax withholding in connection with the exercise thereof; and (C) in the case of restricted stock vesting during the period when the restrictions described in this paragraph continue, sales, exchanges, swaps or other transfers or dispositions of shares of our common stock so vested to the Company in an amount limited to the amount necessary to satisfy the tax withholding in connection with the vesting thereof; provided that in the case of clause (A), each transferee executes and delivers to the representative a lock-up letter in the form of this paragraph and no filing by any party under the Exchange Act or other public announcement is required or is made voluntarily in connection with such transfer (other than a filing on a Form 5 made after the expiration of the 90-day restricted period referred to above). Notwithstanding the foregoing, if (i) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (ii) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

Our common stock is listed on the Nasdaq Global Select Market under the symbol “CSGP.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of our common stock in the open market for the purpose of preventing or retarding a decline in the market price of the shares of our common stock while this offering is in progress. These stabilizing transactions may include making short sales of the shares of our common stock, which involves the sale by the underwriters of a greater number of shares of our common stock than they are required to purchase in this offering, and purchasing shares of our common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares of our common stock in the open market. In making this determination, the underwriters will consider, among other things, the price of shares of our common stock available for purchase in the open market compared to the price at which the underwriters may purchase shares of our common stock through the over-allotment option. To the extent that the underwriters create a naked short position, they will purchase shares of our common stock in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of our common stock. These activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock, and, as a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq Global Select Market, in over the counter market or otherwise.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the accounts of their customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

J.P. Morgan Securities LLC is providing financial advisory services to us in connection with the acquisition. In addition, an affiliate of J.P. Morgan Securities LLC has provided us with commitments for a portion of the proposed credit facilities in an aggregate amount of $452.5 million for application in connection with the acquisition and will act as administrative agent under the proposed credit facilities. If the acquisition is consummated and is financed in part with the net proceeds of this offering, we may correspondingly reduce the amount drawn under the committed term loan portion of the proposed credit facilities on the closing date of the acquisition, and in that event we would receive a corresponding credit against a portion of the amounts paid to J.P. Morgan Securities LLC in connection with this offering.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus supplement in any jurisdiction where action for that purpose is required. The securities offered by this prospectus supplement may not be offered or sold, directly or indirectly, nor may this prospectus supplement, the accompanying prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus supplement comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus supplement. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus supplement in any jurisdiction in which such an offer or a solicitation is unlawful.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the EU Prospectus Directive is implemented in that Relevant Member State (the “Relevant

Implementation Date”), an offer of securities described in this prospectus supplement may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive and the 2010 PD Amending Directive to the extent implemented, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to any legal entity which is a qualified investor as defined in the EU Prospectus Directive or the 2010 PD Amending Directive if the relevant provision has been implemented;

•	to fewer than (i) 100 natural or legal persons per Relevant Member State (other than qualified investors as defined in the EU Prospectus Directive or the 2010 PD Amending Directive if the relevant provision has been implemented) or (ii) if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons per Relevant Member State (other than qualified investors as defined in the EU Prospectus Directive or the 2010 PD Amending Directive if the relevant provision has been implemented), subject to obtaining the prior consent of the book-running managers for any such offer; or

•	in any other circumstances falling within Article 3(2) of the EU Prospectus Directive or Article 3(2) of the 2010 PD Amending Directive to the extent implemented.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Relevant Member State, the expression “EU Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EC.

Certain United States federal income tax considerations

The following is a summary of the material U.S. federal income tax consequences relating to the ownership and disposition of shares of our common stock, as of the date hereof. This summary deals only with shares of our common stock that are held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the “Code” (generally, property held for investment). This summary does not discuss any U.S. federal tax consequences other than those relating to income taxes (such as estate or gift tax consequences) and does not discuss any state, local or non-U.S. tax consequences. In addition, this summary does not discuss all aspects of U.S. federal income taxation that may be relevant to the ownership or disposition of our common stock by prospective investors in light of their particular circumstances. In particular, except to the extent discussed below, this summary does not address all of the tax consequences that may be relevant to certain types of investors subject to special treatment under U.S. federal income tax laws, such as:

•	dealers in securities or currencies, brokers, financial institutions, controlled foreign corporations, passive foreign investment companies, regulated investment companies, real estate investment trusts, retirement plans, certain former citizens or long-term residents of the United States, tax-exempt entities, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings or insurance companies;

•	U.S. Holders (as defined below) of shares of our common stock whose “functional currency” is not the U.S. dollar;

•	persons holding shares of our common stock as part of a hedging, integrated, constructive sale, or conversion transaction or a straddle;

•	entities or arrangements that are treated as partnerships for U.S. federal income tax purposes; or

•	persons liable for alternative minimum tax.

The discussion below is based upon the provisions of the Code, applicable U.S. Treasury regulations promulgated thereunder, and administrative rulings and judicial decisions as of the date hereof. Those authorities are subject to different interpretations and may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds shares of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding shares of our common stock, you should consult your tax advisor as to the particular U.S. federal income tax consequences applicable to you.

If you are considering the purchase of shares of our common stock, you should consult your own tax advisors concerning the U.S. federal tax consequences to you and any consequences arising under the laws of any state, local, non-U.S. or other taxing jurisdiction. Each prospective investor should seek advice based on its particular circumstances from an independent tax advisor.

For purposes of this summary, a “U.S. Holder” means a beneficial owner of a share of our common stock that is:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (i) it is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Consequences to U.S. Holders

The following is a summary of the material U.S. federal income tax consequences that will apply to a U.S. Holder of shares of our common stock.

Distributions

If we make a distribution in respect of our common stock, the distribution will be treated as a dividend to the extent it is paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If the distribution exceeds current and accumulated earnings and profits, the excess will be treated as a nontaxable return of capital that reduces the holder’s adjusted tax basis in the common stock to the extent of the holder’s adjusted tax basis in that stock. A holder’s adjusted basis in our common stock will generally be the cost therefor, subject to certain adjustments. Any remaining excess will be treated as capital gain.

If a U.S. Holder is an individual, dividends received by such holder on or prior to December 31, 2012 generally will be subject to a reduced maximum tax rate of 15% provided certain holding period and other requirements are met. Beginning January 1, 2013, the rate applicable to dividends is scheduled to return to the tax rate generally applicable to ordinary income. If a U.S. Holder is a U.S. corporation, it may be able to claim the deduction allowed to U.S. corporations in respect of dividends received from other U.S. corporations equal to a portion of any dividends received, subject to generally applicable limitations on that deduction. In general, a dividend distribution to a corporate U.S. Holder may qualify for the 70% dividends-received deduction if the U.S. Holder owns less than 20% of the voting power and value of our stock. U.S. Holders should consult their tax advisors regarding the holding period requirements that must be satisfied in order to qualify for the dividends-received deduction and the reduced maximum tax rate on dividends.

Sale, exchange or other taxable disposition of stock

A U.S. Holder will generally recognize capital gain or loss on a sale, exchange or other taxable disposition of our common stock. The U.S. Holder’s gain or loss will equal the difference between the amount realized by the U.S. Holder and the U.S. Holder’s adjusted tax basis in the stock. The amount realized by the U.S. Holder will include the amount of any cash and the fair market value of any other property received for the stock. Gain or loss recognized by a U.S. Holder on a sale or exchange of stock will be long-term capital gain or loss if the holder held the stock for more than one year. Long-term capital gains of non-corporate taxpayers currently are eligible for reduced rates of taxation. The deductibility of capital losses is subject to certain limitations.

New healthcare legislation

Under the Health Care and Education Reconciliation Act of 2010, certain U.S. Holders who are individuals, estates or trusts will be required to pay an additional 3.8% tax on, among other things, dividends on and capital gains from the sale or other disposition of stock for taxable years beginning after December 31, 2012. U.S. Holders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of our common stock.

Information reporting and backup withholding

We or our paying agent must report annually to U.S. Holders (other than exempt holders) and the Internal Revenue Service, or the “IRS,” amounts paid to such holders on or with respect to our common stock during each calendar year and the amount of tax, if any, withheld from such payments. A U.S. Holder will be subject to backup withholding on dividends paid on our common stock and proceeds from the sale of our common stock at the applicable rate if the U.S. Holder is not otherwise exempt and (i) the holder fails to provide us or our paying agent with a correct taxpayer identification number, (ii) we or our paying agent are notified by the IRS that the holder provided an incorrect taxpayer identification number, (iii) we or our paying agent are notified by the IRS that the holder failed to properly report payments of interest or dividends or (iv) the holder fails to certify under penalty of perjury that it has provided a correct taxpayer identification number and has not been notified by the IRS that it is subject to backup withholding. A U.S. Holder generally may establish that it is exempt from or otherwise not subject to backup withholding by providing a properly completed IRS Form W-9 to us or our paying agent. Any amounts withheld under the backup withholding rules will generally be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability, provided the required information is properly furnished to the IRS on a timely basis.

Consequences to Non-U.S. Holders

The following is a summary of the material U.S. federal income tax consequences that will apply to a Non-U.S. Holder of shares of our common stock. The term “Non-U.S. Holder” means a beneficial owner of shares of our common stock that is an individual, corporation, estate or trust for U.S. federal income tax purposes and is not a U.S. Holder.

Distributions

Distributions on our common stock will constitute dividends to the extent described above in “—Consequences to U.S. Holders—Distributions.” Any dividends paid to Non-U.S. Holders with respect to the shares of our common stock will generally be subject to U.S. withholding tax at a 30% rate or such lower rate as specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a Non-U.S. Holder must furnish to us or our paying agent a valid IRS Form W-8BEN (or applicable successor form) certifying such holder’s qualification for the reduced rate. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. If a Non-U.S. Holder is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty but fails to timely provide the required certification, the holder may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for such refund or credit with the IRS. Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business within the United States are generally not subject to U.S. withholding tax, provided the Non-U.S. Holder furnishes to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form) prior to the payment of dividends. Instead, dividends that are effectively connected with a Non-U.S. Holder’s conduct of a U.S. trade or business and, where an applicable tax treaty so requires, are attributable to such Non-U.S. Holder’s permanent establishment in the United States, are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or such lower rate as specified by an applicable income tax treaty. Non-U.S. Holders should consult their tax advisors regarding the potential application of tax treaties and their eligibility for treaty benefits.

Sale, exchange or other taxable disposition of stock

Any gain realized by a Non-U.S. Holder upon the sale, exchange or other taxable disposition of shares of our common stock generally will not be subject to U.S. federal income tax unless:

•	that gain is effectively connected with such Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment);

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time within the shorter of the five-year period ending on the date of disposition or the period that such Non-U.S. Holder held shares of our common stock and either our common stock was not regularly traded on an established securities market at any time during the calendar year in which the disposition occurs, or the Non-U.S. Holder owns or owned (actually or constructively) more than five percent of the total fair market value of shares of our common stock at any time during the five-year period ending on the date of disposition. We are not, and do not anticipate that we will become, a “U.S. real property holding corporation” for U.S. federal income tax purposes.

A Non-U.S. Holder described in the first bullet point above will generally be subject to U.S. federal income tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates or such lower rate as specified by an applicable income tax treaty.

A Non-U.S. Holder that is a foreign corporation may, in addition, be subject to a branch profits tax at a 30% rate or a lower rate specified by an applicable income tax treaty. An individual Non-U.S. Holder described in the second bullet point above will generally be subject to a flat 30% U.S. federal income tax on the gain derived from the sale, which may be offset by U.S. source capital losses. If a Non-U.S. Holder is eligible for the benefits of a tax treaty between the United States and its country of residence, any gain described in the second bullet point will be subject to U.S. federal income tax in the manner specified by the treaty and generally will only be subject to such tax if such gain is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States. To claim the benefit of any applicable tax treaty, a Non-U.S. Holder must properly submit an IRS Form W-8BEN (or suitable successor or substitute form). Non-U.S. Holders should consult their tax advisors regarding the potential application of tax treaties and their eligibility for treaty benefits.

Information reporting and backup withholding

We must report annually to the IRS the amount of dividends or other distributions we pay to you on shares of our common stock and the amount of tax we withhold on these distributions. These information reporting requirements apply even if no withholding was required. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the holder resides under the provisions of an applicable income tax treaty. The United States imposes backup withholding on dividends and certain other types of payments to U.S. persons. A Non-U.S. Holder will not be subject to backup withholding (but may be subject to other withholding as described above) on dividends the holder receives on shares of our common stock if the holder provides proper certification (usually on an IRS Form W-8BEN (or suitable successor or substitute form)) of the holder’s status as a non-U.S. person or other exempt status.

Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale of shares of our common stock outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, if a Non-U.S. Holder sells shares of our common stock through a U.S. broker or the U.S. office of a foreign broker, the broker will be required to report the amount of proceeds paid to the Non-U.S. Holder to the IRS and also backup withhold on that amount unless the Non-U.S. Holder provides appropriate certification (usually on an IRS Form W-8BEN (or suitable successor or substitute form)) to the broker of the holder’s status as a non-U.S. person or other exempt status.

Any amounts withheld under the backup withholding rules will generally be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability provided the required information is properly furnished to the IRS on a timely basis.

Legislation relating to foreign accounts

Certain types of payments made to “foreign financial institutions,” as defined under those rules, and certain other non-U.S. entities after December 31, 2012 may be subject to withholding tax under certain legislation. The legislation imposes a 30% withholding tax on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution unless the foreign financial institution enters into an agreement with the U.S. Treasury to, among other things, undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. In addition, the legislation imposes a 30% withholding tax on the same types of payments to a foreign non-financial entity unless the entity certifies that it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. Under certain circumstances, Non-U.S. Holders may be eligible for refunds or credits of such taxes. Prospective investors should consult their tax advisors regarding this legislation.

The foregoing discussion of material U.S. federal income tax considerations is for general information purposes only and is not tax or legal advice. You should consult your own tax advisor as to the particular tax consequences to you of owning and disposing of our common stock, including the applicability and effect of any U.S. federal, state or local or non-U.S. tax laws, and of any changes or proposed changes in applicable law.

Validity of the common stock

The validity of the common stock offered hereby will be passed upon for us by Gibson, Dunn & Crutcher LLP, New York, New York. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, New York.

Experts

Ernst & Young LLP, independent registered public accounting firm, has audited the consolidated financial statements and schedule of CoStar Group, Inc. included in its Annual Report on Form 10-K for the year ended December 31, 2010, as set forth in their report, which is incorporated herein by reference. CoStar Group, Inc.’s financial statements and schedule are incorporated herein by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

Ernst & Young LLP, independent registered public accounting firm, has audited the consolidated financial statements and schedule of LoopNet, Inc. included in CoStar Group, Inc.’s Current Report on Form 8-K filed with the SEC on May 23, 2011, as set forth in their report , which is incorporated herein by reference. LoopNet, Inc.’s financial statements and schedule are incorporated herein by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

Where you can find additional information

We are subject to the informational requirements of the Exchange Act and, in accordance with these requirements, we file annual, quarterly and current reports, proxy statements and other information relating to our business, financial condition and other matters with the SEC. We are required to disclose in such reports certain information, as of particular dates, concerning our operating results and financial condition, officers and directors, principal holders of securities, any material interests of such persons in transactions with us and other matters. You may read and copy any of this information filed with the SEC at the SEC’s public reference room:

Public Reference Room
100 F Street NE
Washington, DC 20549

For information regarding the operation of the Public Reference Room, you may call the SEC at 1-800-SEC-0330. Our filings are also available to the public through the website maintained by the SEC at www.sec.gov or from commercial document retrieval services. Our filings are also available on our website at www.costar.com/investors.aspx. You are encouraged to read the materials that we file with the SEC, which disclose important information about us. This information includes any filing we have made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act. The information on our website or any other website is not incorporated by reference in this prospectus supplement or the accompanying prospectus and should not be considered part of this prospectus supplement or the accompanying prospectus or any other filing we make with the SEC.

Incorporation by reference

The SEC allows us to “incorporate by reference” into this prospectus supplement and the accompanying prospectus, which means that we can disclose important information to you by referring you to another document that we filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus supplement and the accompanying prospectus, except for any information superseded by information contained directly in this prospectus supplement and the accompanying prospectus. These documents contain important information about us and our financial condition, business and results.

We are incorporating by reference our filings listed below and any additional documents that we may file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date we file this prospectus supplement and prior to the termination of any offering; except we are not incorporating by reference any information furnished (but not filed) under Item 2.02 or Item 7.01 of any Current Report on Form 8-K, unless specifically noted below:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (including the portions of our proxy statement for our 2011 annual meeting of stockholders incorporated by reference therein);

•	our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011;

•	our Current Reports on Form 8-K filed with the SEC on February 3, 2011, February 24, 2011 (solely with respect to the information filed under Items 1.01, 2.01 and 2.03), April 6, 2011, April 27, 2011 (solely with respect to the information filed under Items 8.01 and 9.01), April 28, 2011 and May 23, 2011 (including the information furnished under Items 7.01 and 9.01); and

•	the description of our common stock, par value $0.01 per share, contained in our Form 8-A filed on June 25, 1998 (SEC File Number 000-24531) and any amendment or report filed for the purpose of updating such description.

We will provide, without charge, to each person to whom a copy of this prospectus supplement has been delivered, including any beneficial owner, a copy of any and all of the documents referred to herein that are summarized in this prospectus supplement, if such person makes a written or oral request directed to:

CoStar Group, Inc.
1331 L Street, Northwest
Washington DC, 20005
Attention: Investor Relations
(877) 285-8321

You can obtain copies of documents incorporated by reference in this prospectus supplement, without charge, by requesting them in writing or by telephone from us at CoStar Group, Inc., 1331 L Street, NW, Washington DC, 20005, Attention: Investor Relations, telephone (877) 285-8321. You should rely only on the information incorporated by reference or provided in this prospectus supplement, the accompanying prospectus, and any applicable free writing prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus supplement, the accompanying prospectus or any applicable free writing prospectus or any document incorporated by reference is accurate as of any date other than the date of the applicable document.

Our principal executive office is located at 1331 L Street, NW, Washington, DC, 20005 (telephone number (202) 346-6500). We maintain a website at www.costar.com. The information on our website is not part of this prospectus supplement or the accompanying prospectus, nor is it incorporated by reference. Documents available on our website include our (i) Code of Conduct for Directors, (ii) Code of Conduct for Employees and (iii) charters for the Audit, Compensation, and Nominating and Corporate Governance Committees.

PROSPECTUS

CoStar Group, Inc.

Debt Securities
Common Stock
Preferred Stock
Warrants
Depository Receipts
Purchase Contracts

We or selling securityholders may, from time to time, offer to sell senior or convertible debt securities, common stock, preferred stock, warrants, depositary receipts or purchase contracts. Each time we or a selling securityholder sells securities pursuant to this prospectus, we will provide a supplement to this prospectus that contains specific information about the offering and the specific terms of the securities offered. You should read this prospectus and the applicable prospectus supplement carefully before you invest in our securities.

Our common stock is listed on the NASDAQ Global Select Market under the symbol “CSGP.”

Investing in our securities involves a high degree of risk. See the “Risk Factors” section of our filings with the Securities and Exchange Commission and the applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 23, 2011

You should rely only on the information contained or incorporated by reference in this prospectus and in any accompanying prospectus supplement or in any related free writing prospectus. We have not authorized any other person to provide you with different information with respect to this offering. This document may only be used where it is legal to sell these securities. You should only assume that the information in this prospectus or in any prospectus supplement is accurate as of the date on the front of those documents. Our business, financial condition, results of operations and prospects may have changed since that date. We are not making an offer of these securities in any state where the offer is not permitted.

ABOUT THIS PROSPECTUS

This prospectus is part of an automatic shelf registration statement that we filed with the Securities and Exchange Commission, or SEC, as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”). By using an automatic shelf registration statement, we may, at any time and from time to time, sell securities under this prospectus in one or more offerings in an unlimited amount. As allowed by the SEC rules, this prospectus does not contain all of the information included in the registration statement. For further information, we refer you to the registration statement, including its exhibits. Statements contained in this prospectus about the provisions or contents of any agreement or other document are not necessarily complete. If the SEC’s rules and regulations require that an agreement or document be filed as an exhibit to the registration statement, please see that agreement or document for a complete description of these matters.

This prospectus provides you with a general description of the securities we may offer. Each time we use this prospectus to offer securities, we will provide you with a prospectus supplement that will describe the specific amounts, prices and terms of the securities being offered. The prospectus supplement may also add, update or change information contained in this prospectus. Therefore, if there is any inconsistency between the information in this prospectus and the prospectus supplement, you should rely on the information in the prospectus supplement.

To understand the terms of our securities, you should carefully read this document and the applicable prospectus supplement. Together they give the specific terms of the securities we are offering. You should also read the documents we have referred you to under “Where You Can Find Additional Information” below for information about us and our financial statements. You can read the registration statement and exhibits on the SEC’s website or at the SEC as described under “Where You Can Find Additional Information.”

Unless otherwise indicated or the context otherwise requires, references in this prospectus to “Registrant,” “Company,” “we” or “our” are to CoStar Group, Inc. and its consolidated subsidiaries, and “CoStar” refers to CoStar Group, Inc., a Delaware corporation. Unless otherwise indicated or the context otherwise requires, references in this prospectus to “LoopNet” are to LoopNet, Inc., a Delaware corporation, and its consolidated subsidiaries, and the “acquisition” refers to our proposed acquisition of LoopNet.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain parts of this prospectus and any prospectus supplement, and the documents incorporated by reference herein, contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include information that is not purely historic fact and include, without limitation, statements concerning our financial outlook for 2011 and beyond, our possible or assumed future results of operations generally, and other statements and information regarding assumptions about our revenues, EBITDA, adjusted EBITDA, non-GAAP net income, non-GAAP net income per share, fully diluted net income, combined financial metrics related to the LoopNet acquisition, taxable income, cash flow from operating activities, available cash, operating costs, amortization expense, intangible asset recovery, net income per share, diluted net income per share, weighted-average outstanding shares, capital and other expenditures, effective tax rate, equity compensation charges, future taxable income, purchase amortization, financing plans, geographic expansion, acquisitions, contract renewal rate, capital structure, contractual obligations, legal proceedings and claims, our database, database growth, services and facilities, employee relations, future economic performance, our ability to liquidate or realize our long-term investments, management’s plans, goals and objectives for future operations, and growth and markets for our stock.

Our forward-looking statements are also identified by words such as “believes,” “expects,” “thinks,” “anticipates,” “intends,” “estimates,” “potential” or similar expressions. You should understand that these forward-looking statements are estimates reflecting our judgment, beliefs and expectations, not guarantees of future performance. They are subject to a number of assumptions, risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. The following important factors, in addition to those discussed or referred to under the heading “Risk Factors,” and other unforeseen events or circumstances, could affect our future results and could cause those results or other outcomes to differ materially from those expressed or implied in our forward-looking statements:

•	commercial real estate market conditions;

•	general economic and political conditions, natural disasters, health concerns, and technological developments;

•	volatility in the stock markets;

•	our ability to identify, acquire and integrate acquisition candidates; expected cost savings or other synergies from the LoopNet acquisition may not be fully realized or may take longer to realize than expected;

•	the businesses of CoStar and LoopNet may not be combined successfully or in a timely and cost-efficient manner;

•	the possibility that the LoopNet acquisition does not close, including, but not limited to, due to the failure to obtain approval of LoopNet’s stockholders or the failure to obtain governmental approval;

•	business disruption relating to the LoopNet acquisition may be greater than expected;

•	failure to obtain any required financing for the LoopNet acquisition on favorable terms;

•	changes or consolidations within the commercial real estate industry;

•	our ability to retain customers;

•	our ability to attract new clients;

•	our ability to sell additional services to existing clients;

•	our ability to integrate our U.S. and international product offerings;

•	competition from products and services offered by our competitors;

•	foreign currency fluctuations;

•	our ability to obtain any required financing on favorable terms;

•	global credit market conditions affecting investments;

•	our ability to continue to expand successfully;

•	our ability to effectively penetrate the market for retail real estate information and gain acceptance in that market;

•	our ability to control costs;

•	litigation;

•	changes in accounting policies or practices;

•	release of new and upgraded services by us or our competitors;

•	data quality;

•	development of our sales force;

•	employee retention;

•	technical problems with our services;

•	managerial execution;

•	changes in relationships with real estate brokers and other strategic partners;

•	legal and regulatory issues; and

•	successful adoption of and training on our services.

Accordingly, you should not place undue reliance on forward-looking statements, which speak only as of, and are based on information available to us on, the date of this Registration Statement. All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We do not undertake any obligation to update any such statements or release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this Registration Statement or to reflect the occurrence of unanticipated events.

Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions, including the risk factors referred to above. Our future performance and actual results may differ materially from those expressed in forward-looking statements. Many of the factors that will determine these results are beyond our ability to control or predict. Forward-looking statements speak only as of the date that they are made, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are subject to the informational requirements of the Exchange Act, and, in accordance with these requirements, we file annual, quarterly and current reports, proxy statements and other information relating to our business, financial condition and other matters with the SEC. We are required to disclose in such reports certain information, as of particular dates, concerning our operating results and financial condition, officers and directors, principal holders of securities, any material interests of such persons in transactions with us and other matters. You may read and copy any of this information filed with the SEC at the SEC’s public reference room:

Public Reference Room
100 F Street NE
Washington, DC 20549

For information regarding the operation of the Public Reference Room, you may call the SEC at 1-800-SEC-0330. Our filings are also available to the public through the website maintained by the SEC at www.sec.gov or from commercial document retrieval services. Our filings are also available on our website at www.costar.com/investors.aspx. You are encouraged to read the materials that we file with the SEC, which disclose important information about us. This information includes any filing we have made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act. The information on our website or any other website is not incorporated by reference in the prospectus and should not be considered part of this prospectus or any other filing we make with the SEC.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus, which means that we can disclose important information to you by referring you to another document that we filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. These documents contain important information about us and our financial condition, business and results.

We are incorporating by reference our filings listed below and any additional documents that we may file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date we file this prospectus and prior to the termination of any offering; except we are not incorporating by reference any information furnished (but not filed) under Item 2.02 or Item 7.01 of any Current Report on Form 8-K, unless specifically noted below for such report or in a prospectus supplement:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (including the portions of our proxy statement for our 2011 annual meeting of stockholders incorporated by reference therein);

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011;

•	our Current Reports on Form 8-K filed with the SEC on February 3, 2011, February 24, 2011 (solely with respect to the information filed under Items 1.01, 2.01 and 2.03), April 6, 2011, April 27, 2011 (solely with respect to the information filed under Items 8.01 and 9.01), April 28, 2011 and May 23, 2011 (including the information furnished under Items 7.01 and 9.01); and

•	the description of our common stock, par value $0.01 per share, contained in our Form 8-A filed on June 25, 1998 (SEC File Number 000-24531), and any amendment or report filed for the purpose of updating such description.

We will provide, without charge, to each person to whom a copy of this prospectus has been delivered, including any beneficial owner, a copy of any and all of the documents referred to herein that are summarized in this prospectus, if such person makes a written or oral request directed to:

CoStar Group, Inc.
1331 L Street, NW
Washington, DC 20005
Attention: Investor Relations
(877) 285-8321

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND ANY ACCOMPANYING PROSPECTUS SUPPLEMENT, OR TO WHICH WE HAVE REFERRED YOU, IN MAKING YOUR DECISIONS WHETHER TO INVEST IN THE SECURITIES. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT DIFFERS FROM THAT CONTAINED IN THIS PROSPECTUS AND ANY ACCOMPANYING PROSPECTUS SUPPLEMENT. THIS PROSPECTUS IS DATED MAY 23, 2011. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, UNLESS WE OTHERWISE NOTE IN THIS PROSPECTUS OR ANY ACCOMPANYING PROSPECTUS SUPPLEMENT.

OUR COMPANY

We are a leading provider of information and analytic services to the commercial real estate industry in the United States, United Kingdom and parts of France. Since our founding in 1987, we have provided commercial real estate professionals with critical knowledge. We offer the most comprehensive commercial real estate database in the industry. We provide value to our clients by supplying proprietary data that, combined with our analytic methods, creates essential decision-making support tools for professionals in the commercial real estate industry. Our diverse suite of products and services is tailored to serve the needs of professionals working with commercial property types, including office, retail, industrial, commercial land, multi-family and mixed-use properties, and hospitality.

The principal trading market for CoStar’s common stock (NASDAQ: CSGP) is the Nasdaq Global Select Market. Our principal executive office is located at 1331 L Street, NW, Washington, DC 20005, telephone number (202) 346-6500. We maintain a website at www.costar.com. The information on our website is not part of this prospectus nor is it incorporated by reference.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of the securities to fund all or a portion of the costs of any strategic acquisitions we determine to pursue in the future, to finance the growth of our business and for working capital and other general corporate purposes. General corporate purposes may include repayment of debt, additions to working capital, capital expenditures, investments in our subsidiaries, possible acquisitions and the repurchase, redemption or retirement of securities, including our common stock. The net proceeds may be temporarily invested or applied to repay short-term or revolving debt prior to use.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our historical ratios of earnings to fixed charges for the periods indicated. This information should be read in conjunction with the consolidated financial statements and the accompanying notes incorporated by reference in this prospectus.

	Three Months
	Ended
	March 31,		Years Ended December 31,
	2011		2010		2009		2008		2007		2006

Ratios of earnings to fixed charges	9.2	x	19.4	x	30.2	x	31.8	x	20.1	x	16.6x

Earnings available for fixed charges represent earnings before income taxes, noncontrolling interests and fixed charges excluding capitalized interest, net of amortization, reduced by undistributed earnings of our less than 50% owned affiliates. Fixed charges represent interest expense, amortization of debt discount and expenses, capitalized interest, plus that portion of rental expense deemed to be the equivalent of interest. Interest expense excludes interest related to uncertain tax positions, which has been included in the provision for income taxes.

DESCRIPTION OF DEBT SECURITIES

The following is a general description of the debt securities that we may offer from time to time. The particular terms of the debt securities offered by any prospectus supplement and the extent, if any, to which the general provisions described below may apply to those securities will be described in the applicable prospectus supplement. We may also sell hybrid securities that combine certain features of debt securities and other securities described in this prospectus. As you read this section, please remember that the specific terms of a debt security as described in the applicable prospectus supplement will supplement and may modify or replace the general terms described in this section. If there are any differences between the applicable prospectus supplement and this prospectus, the applicable prospectus supplement will control. As a result, the statements we make in this section may not apply to the debt security you purchase.

In this description of debt securities, the words “we,” “us” or “our” refer only to CoStar Group, Inc. and not to any of our subsidiaries. The registered holder of any debt security will be treated as the owner of it for all purposes. Only registered holders will have rights under the applicable indenture.

General

The debt securities that we may offer will be either senior debt securities or subordinated debt securities. Any senior debt securities will be issued under an indenture, which we refer to as the senior indenture, to be entered into between us and the trustee named in the applicable prospectus supplement. Any subordinated debt securities will be issued under a different indenture, which we refer to as the subordinated indenture, to be entered into between us and the trustee named in the applicable prospectus supplement. We refer to both the senior indenture and the subordinated indenture as the indentures, and to each of the trustees under the indentures as a trustee. In addition, the indentures may be supplemented or amended as necessary to set forth the terms of the debt securities issued under the indentures. You should read the indentures, including any amendments or supplements, carefully to fully understand the terms of the debt securities. The forms of the indentures have been filed as exhibits to the registration statement of which this prospectus is a part. The terms of the debt securities will include those stated in the indentures and those made part of the indentures by reference to the Trust Indenture Act of 1939, as amended.

Any senior debt securities that we may issue will be our unsubordinated obligations. They will rank equally with each other and all of our other unsubordinated debt, unless otherwise indicated in the applicable prospectus supplement. Any subordinated debt securities that we may issue will be subordinated in right of payment to the prior payment in full of our senior debt. See “Ranking.” The subordinated debt securities will rank equally with each other, unless otherwise indicated in the applicable prospectus supplement. We will indicate in each applicable prospectus supplement, as of the most recent practicable date, the aggregate amount of our outstanding debt that would rank senior to the subordinated debt securities.

The indentures will not limit the amount of debt securities that can be issued thereunder and will provide that debt securities of any series may be issued thereunder up to the aggregate principal amount that we may authorize from time to time. Unless otherwise provided in the applicable prospectus supplement, the indentures will not limit the amount of other indebtedness or securities that we may issue. We may issue debt securities of the same series at more than one time and, unless prohibited by the terms of the series, we may reopen a series for issuances of additional debt securities without the consent of the holders of the outstanding debt securities of that series. All debt securities issued as a series, including those issued pursuant to any reopening of a series, will vote together as a single class.

Reference is made to the prospectus supplement for the following and other possible terms of each series of the debt securities with respect to which this prospectus is being delivered:

•	the title of the debt securities;

•	any limit upon the aggregate principal amount of the debt securities of that series that may be authenticated and delivered under the applicable indenture, except for debt securities authenticated and delivered upon registration of transfer of, or in exchange for or in lieu of, other debt securities of that series;

•	the date or dates on which the principal and premium, if any, of the debt securities of the series is payable;

•	the rate or rates, which may be fixed or variable, at which the debt securities of the series shall bear interest or the manner of calculation of such rate or rates, if any, including any procedures to vary or reset such rate or rates, and the basis upon which interest will be calculated if other than that of a 360-day year of twelve 30-day months;

•	the place or places where the principal of and interest, if any, on the debt securities of the series shall be payable, where the debt securities of such series may be surrendered for registration of transfer or exchange and where notices and demands to or upon us with respect to the debt securities of such series and the applicable indenture may be served, and the method of such payment, if by wire transfer, mail or other means if other than as set forth in the applicable indenture;

•	the date or dates from which such interest shall accrue, the dates on which such interest will be payable or the manner of determination of such dates, and the record date for the determination of holders to whom interest is payable on any such dates;

•	any trustees, authenticating agents or paying agents with respect to such series, if different from those set forth in the applicable indenture;

•	the right, if any, to extend the interest payment periods or defer the payment of interest and the duration of such extension or deferral;

•	if applicable, the period or periods within which, the price or prices at which and the terms and conditions upon which, debt securities of the series may be redeemed, in whole or in part, at our option;

•	our obligation, if any, to redeem, purchase or repay debt securities of the series pursuant to any sinking fund or analogous provisions, including payments made in cash in anticipation of future sinking fund obligations, or at the option of a holder thereof and the period or periods within which, the price or prices at which, and the terms and conditions upon which, debt securities of the series shall be redeemed, purchased or repaid, in whole or in part, pursuant to such obligation;

•	the form of the debt securities of the series, including the form of the trustee’s certificate of authentication for such series;

•	if other than denominations of $1,000 or integral multiples of $1,000 in excess thereof, the denominations in which the debt securities of the series shall be issuable;

•	the currency or currencies in which payment of the principal of, premium, if any, and interest on, debt securities of the series shall be payable;

•	if the principal amount payable at the stated maturity of debt securities of the series will not be determinable as of any one or more dates prior to such stated maturity, the amount which will be deemed to be such principal amount as of any such date for any purpose, including the portion of the principal amount thereof that will be due and payable upon declaration of acceleration of the maturity thereof or upon any maturity other than the stated maturity or that will be deemed to be outstanding as of any such date, or, in any such case, the manner in which such deemed principal amount is to be determined;

•	the terms of any repurchase or remarketing rights;

•	if the debt securities of the series shall be issued in whole or in part in the form of a global security or securities, the type of global security to be issued; the terms and conditions, if different from those contained in the applicable indenture, upon which such global security or securities may be exchanged in whole or in part for other individual securities in definitive registered form; the depositary for such global security or securities; and the form of any legend or legends to be borne by any such global security or securities in addition to or in lieu of the legends referred to in the indenture;

•	whether the debt securities of the series will be convertible into or exchangeable for other securities, and, if so, the terms and conditions upon which such debt securities will be so convertible or exchangeable, including the initial conversion or exchange price or rate or the method of calculation, how and when the conversion price or exchange ratio may be adjusted, whether conversion or exchange is mandatory, at the option of the holder or at our option, the conversion or exchange period, and any other provision in addition to or in lieu of those described herein;

•	any additional restrictive covenants or events of default that will apply to the debt securities of the series, or any changes to the restrictive covenants set forth in the applicable indenture that will apply to the debt securities of the series, which may consist of establishing different terms or provisions from those set forth in the applicable indenture or eliminating any such restrictive covenant or event of default with respect to the debt securities of the series;

•	any provisions granting special rights to holders when a specified event occurs;

•	if the amount of principal or any premium or interest on debt securities of a series may be determined with reference to an index or pursuant to a formula, the manner in which such amounts will be determined;

•	any special tax implications of the debt securities, including provisions for original issue discount securities, if offered;

•	whether and upon what terms debt securities of a series may be defeased if different from the provisions set forth in the applicable indenture;

•	with regard to the debt securities of any series that do not bear interest, the dates for certain required reports to the trustee;

•	whether the debt securities of the series will be issued as unrestricted securities or restricted securities, and, if issued as restricted securities, the rule or regulation promulgated under the Securities Act in reliance on which they will be sold;

•	any guarantees on the debt securities, and the terms and conditions upon which any guarantees may be released or terminated;

•	the provisions, if any, relating to any security provided for the debt securities of the series;

•	any depositaries, interest rate calculation agents, exchange rate calculation agents or other agents with respect to debt securities of such series if other than those appointed in the applicable indenture;

•	if the debt securities are subordinated debt securities, the subordination terms of the debt securities; and

•	any and all additional, eliminated or changed terms that shall apply to the debt securities of the series, including any terms that may be required by or advisable under United States laws or regulations, including the Securities Act and the rules and regulations promulgated thereunder, or advisable in connection with the marketing of debt securities of that series.

We will comply with Section 14(e) under the Exchange Act, to the extent applicable, and any other tender offer rules under the Exchange Act that may then be applicable, in connection with any obligation to purchase debt securities at the option of the holders thereof. Any such obligation applicable to a series of debt securities will be described in the prospectus supplement relating thereto.

Unless otherwise described in a prospectus supplement relating to any debt securities, there will be no covenants or provisions contained in the indentures that may afford the holders of debt securities protection in the event that we enter into a highly leveraged transaction.

The statements made hereunder relating to the indentures and any debt securities that we may issue are summaries of certain provisions thereof and are qualified in their entirety by reference to all provisions of the indentures and the debt securities and the descriptions thereof, if different, in the applicable prospectus supplement.

Payments on the Debt Securities

Principal of, premium, if any, and interest on the debt securities will be payable at the office or agency maintained by us for such purposes; provided that all payments of principal, premium, if any, and interest with respect to the debt securities represented by one or more global securities registered in the name of or held by The Depository Trust Company (DTC) or its nominee will be made through the facilities of DTC. Until otherwise designated by us, our office or agency will be the office of the trustee maintained for such purpose.

Paying Agent and Registrar for the Debt Securities

The trustee will initially act as paying agent and registrar. We may change the paying agent or registrar without prior notice to the holders, and we or any of our subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A holder may transfer or exchange debt securities in accordance with the applicable indenture. Holders will be required to pay all taxes due on transfer. We will not be required to transfer or exchange any debt security selected for redemption or repurchase. Also, we will not be required to transfer or exchange any debt security for a period of 15 days before a selection of debt securities to be redeemed or repurchased.

Ranking

Senior Debt Securities

Any series of senior debt securities will be our general obligations that rank senior in right of payment to all existing and future indebtedness that is expressly subordinated in right of payment to the senior debt securities. Any series of senior debt securities will rank equally in right of payment with all of our existing and future liabilities that are not so subordinated. Any series of senior unsecured debt securities will be effectively subordinated to all of our secured indebtedness (to the extent of the value of the assets securing such indebtedness) and liabilities of our subsidiaries that do not guarantee the series of senior debt securities.

Subordinated Debt Securities

We will set forth in the applicable prospectus supplement the terms and conditions, if any, upon which any series of subordinated debt securities is subordinated to debt securities of another series or to our other indebtedness. The terms will include a description of:

•	the indebtedness ranking senior to the debt securities being offered;

•	the restrictions, if any, on payments to the holders of the debt securities being offered while a default with respect to the senior indebtedness is continuing; and

•	the provisions requiring holders of the debt securities being offered to remit some payments to the holders of senior indebtedness.

Redemption

If specified in the applicable prospectus supplement, we may redeem the debt securities of any series, as a whole or in part, at our option on and after the dates and in accordance with the terms established for such series, if any, in the applicable prospectus supplement. If we redeem the debt securities of any series, we also must pay accrued and unpaid interest, if any, to the date of redemption on such debt securities.

Certain Covenants

Merger, Consolidation or Sale of Assets

We may not, directly or indirectly: (1) consolidate or merge with or into or wind up into another person; or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of our properties or assets, in one or more related transactions, to another person; unless:

(1) either: (a) we are the surviving person; or (b) the person formed by or surviving any such consolidation or merger or to which such sale, assignment, transfer, conveyance or other disposition has been made is a corporation, limited liability company or limited partnership organized or existing under the laws of the United States, any state of the United States, the District of Columbia or any territory thereof (such person, hereinafter referred to as the Successor Company);

(2) the Successor Company expressly assumes all of or our obligations under the debt securities and the applicable indenture;

(3) immediately after such transaction no default or Event of Default exists; and

(4) we shall have delivered to the trustee a certificate from a responsible officer and an opinion of counsel, each stating that such consolidation, merger or transfer and such amendment or supplement (if any) comply with the applicable indenture.

The Successor Company will succeed to, and be substituted for us under the applicable indenture and the debt securities.

Reports

So long as any debt securities are outstanding, we shall file with the trustee, within 15 days after we file with the SEC, copies of our annual reports and of the information, documents and other reports (or copies of such portions of any of the forgoing as the SEC may from time to time by rules and regulations prescribe) that we may be required to file with the SEC pursuant to Section 13 or Section 15(d) of the Exchange Act. We shall be deemed to have complied with the previous sentence to the extent that such information, documents and reports are filed with the SEC via EDGAR, or any successor electronic delivery procedure. Delivery of such reports, information and documents to the trustee is for informational purposes only and the trustee’s receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including our compliance with any of our covenants under the applicable indenture (as to which the trustee is entitled to rely exclusively on officer’s certificates).

Events of Default and Remedies

The following will be “Events of Default” with respect to debt securities of a particular series, except to the extent provided in the supplemental indenture or resolution of our board of directors pursuant to which a series of debt securities is issued:

(1) we default in payment when due and payable, upon redemption, acceleration or otherwise, of principal of, or premium, if any, on the debt securities;

(2) we default in the payment when due of interest on or with respect to the debt securities and such default continues for a period of 30 days;

(3) we default in the performance of, or breach any covenant, warranty or other agreement contained in the applicable indenture (other than a default in the performance or breach of a covenant, warranty or agreement which is specifically dealt with in clauses (1) or (2) above) and such default or breach continues for a period of 90 days after the notice specified below;

(4) certain events involving our bankruptcy, insolvency or reorganization; or

(5) any other Event of Default provided in the applicable supplemental indenture or resolution of the board of directors under which such series of securities is issued or in the form of security for such series.

A default under one series of debt securities issued under the indenture will not necessarily be a default under another series of debt securities under the indenture. The trustee may withhold notice to the holders of a series of debt securities issued under such indenture of any default or Event of Default (except in any payment on the debt securities of such series) if the trustee considers it in the interest of the holders of the debt securities of that series to do so.

If an Event of Default (other than an Event of Default specified in clause (4) above) for a series of debt securities shall occur and be continuing, the trustee or the holders of at least 25% in principal amount of outstanding debt securities of that series may declare the principal of and accrued interest on such debt securities to be due and payable by notice in writing to us and the trustee specifying the respective Event of Default and that it is a “notice of acceleration” (Acceleration Notice), and the same shall become immediately due and payable. Notwithstanding the foregoing, if an Event of Default specified in clause (4) above occurs and is continuing, then all unpaid principal of, and premium, if any, and accrued and unpaid interest on all of the outstanding debt securities shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the trustee or any holder of the debt securities.

The holders of a majority in principal amount of the debt securities of such series then outstanding may waive any existing default or Event of Default and its consequences, except a default in the payment of the principal of or interest on such debt securities.

Holders of debt securities of any series may not enforce the applicable indenture or the debt securities of that series except as provided in the applicable indenture and under the Trust Indenture Act of 1939, as amended. Subject to the provisions of the applicable indenture relating to the duties of the trustee, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request, order or direction of any of the holders of the debt securities of any series, unless such holders have offered to the trustee reasonable indemnity. Subject to all provisions of the applicable indenture and applicable law, the holders of a majority in aggregate principal amount of a series of the then outstanding debt securities of such series issued under such indenture will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

We will be required to deliver to the trustee annually a statement regarding compliance with the indenture.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of the Company, will have any liability for any obligations of the Company under the debt securities, the indenture, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of debt securities by accepting a debt security waives and releases all such liability. The waiver and release are part of the consideration for issuance of the debt securities. The waiver may not be effective to waive liabilities under the federal securities laws.

Satisfaction and Discharge of Indenture

The indenture shall cease to be of further effect with respect to a series of debt securities when either:

(1) we have delivered to the trustee for cancellation all outstanding securities of such series, other than any securities that have been destroyed, lost or stolen and that have been replaced or paid as provided in the indenture;

(2) all outstanding securities of such series have become due and payable or are by their terms to become due and payable within one year or are to be called for redemption within one year under arrangements satisfactory to the trustee for the giving of notice of redemption, and we shall have irrevocably deposited with the trustee as trust funds the entire amount, in funds or governmental obligations, or a combination thereof, sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay at maturity or upon redemption all securities of such series; or

(3) we have properly fulfilled any other means of satisfaction and discharge that may be set forth in the terms of the securities of such series.

In each case, we will also pay all other sums payable by us under the indenture with respect to the securities of such series.

Defeasance

The term defeasance means the discharge of some or all of our obligations under the indenture. If we deposit with the trustee funds or government securities sufficient to make payments on any series of debt securities on the dates those payments are due and payable, then, at our option, either of the following will occur:

(1) we will be discharged from obligations with respect to the debt securities of such series (legal defeasance); or

(2) we will no longer have any obligation to comply with the restrictive covenants under the indenture, and the related events of default will no longer apply to us (covenant defeasance).

If we defease any series of debt securities, the holders of the defeased debt securities of such series will not be entitled to the benefits of the indenture under which such series was issued, except for our obligation to register the transfer or exchange of the debt securities of such series, replace stolen, lost or mutilated debt securities or maintain paying agencies and hold moneys for payment in trust. In the case of covenant defeasance, our obligation to pay principal, premium and interest on the debt securities of such series will also survive. We will be required to deliver to the trustee an opinion of counsel that the deposit and related defeasance would not cause the holders of the debt securities of such series to recognize income, gain or loss for federal income tax purposes. If we elect legal defeasance, that opinion of counsel must be based upon a ruling from the United States Internal Revenue Service or a change in law to that effect.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, an indenture or the debt securities of any series issued thereunder may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the debt securities of each series at the time outstanding that is affected voting as a single class (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, debt securities), and any existing default or compliance with any provision of the indenture or the debt securities of any series issued thereunder may be waived with the consent of the holders of a majority in principal amount of each series of debt securities at the time outstanding that is affected voting as a single class (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, debt securities).

Without the consent of each holder affected thereby, an amendment or waiver may not (with respect to any debt securities held by a non-consenting holder):

(1) reduce the amount of debt securities of any series whose holders must consent to an amendment, supplement or waiver;

(2) reduce the rate of or change the time for payment of interest on the debt securities of any series;

(3) reduce the principal or change the stated maturity of any debt securities of any series;

(4) reduce any premium payable on the redemption of any debt security or change the time at which any debt security may or must be redeemed;

(5) make payments on any debt security payable in currency other than as originally stated in such debt security;

(6) impair the holder’s right to institute suit for the enforcement of any payment on any debt security;

(7) make any change in the percentage of principal amount of the debt securities of any series necessary to waive compliance with certain provisions of the indenture under which such debt securities were issued or to make any change in this provision for modification; or

(8) waive a continuing default or event of default regarding any payment on the debt securities of any series.

Notwithstanding the preceding, without the consent of any holder of debt securities, we and the trustee may amend or supplement an indenture or the applicable debt securities issued thereunder:

(1) to cure any ambiguity, omission, defect or inconsistency;

(2) to provide for the assumption of our obligations under the indenture by a successor upon any merger, consolidation or transfer of substantially all of our assets, as applicable;

(3) to provide for uncertificated debt securities in addition to or in place of certificated debt securities;

(4) to provide any security for or guarantees of the debt securities or for the addition of an additional obligor on the debt securities;

(5) to comply with any requirement to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended, if applicable;

(6) to add covenants that would benefit the holders of any outstanding series of debt securities or to surrender any of our rights under the indenture;

(7) to add additional Events of Default with respect to any series of debt securities;

(8) to change or eliminate any of the provisions of the indenture, provided that any such change or elimination shall not become effective with respect to any outstanding debt security of any series created prior to the execution of such supplemental indenture which is entitled to the benefit of such provision;

(9) to provide for the issuance of and establish forms and terms and conditions of a new series of debt securities;

(10) to permit or facilitate the defeasance and discharge of the debt securities;

(11) to issue additional debt securities of any series; provided that such additional debt securities have the same terms as, and be deemed part of the same series as, the applicable series of debt securities to the extent required under the indenture;

(12) to make any change that does not adversely affect the rights of any holder of outstanding debt securities in any material respect; or

(13) to evidence and provide for the acceptance of appointment by a successor trustee with respect to the debt securities of one or more series and to add to or change any of the provisions of the indenture as shall be necessary to provide for or facilitate the administration of the trust by more than one trustee.

Concerning the Trustee

If an Event of Default occurs and is continuing, the trustee will be required to use the degree of care and skill of a prudent man in the conduct of his own affairs. The trustee will become obligated to exercise any of its powers under the indenture at the request of any of the holders of any debt securities issued under the indenture only after those holders have furnished the trustee indemnity reasonably satisfactory to it.

If the trustee becomes a creditor of ours, it will be subject to limitations in the indenture on its rights to obtain payment of claims or to realize on certain property received for any such claim, as security or otherwise. The trustee is permitted to engage in other transactions with us. If, however, it acquires any conflicting interest, it must eliminate such conflict, resign or obtain an order from the SEC permitting it to remain as trustee.

Governing Law

The indentures and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

DESCRIPTION OF COMMON STOCK

The following description of our share capital is a summary. This summary is not complete and is subject to the complete text of our certificate of incorporation and bylaws, each as amended to date. Our certificate of incorporation and bylaws, each as amended, are incorporated by reference as exhibits to the registration statement of which this prospectus forms a part.

Common Stock

We are authorized to issue 30,000,000 shares of common stock, par value $0.01 per share. As of May 18, 2011, we had 20,972,131 outstanding shares of common stock.

All outstanding shares of common stock are, and the shares offered hereby upon issuance and sale will be, fully paid and non-assessable.

Voting and Other Rights

Each stockholder of record is entitled to one vote for each outstanding share of common stock owned by him on every matter properly submitted to the stockholders for their vote. Our bylaws provide that directors will be elected by a plurality of votes cast at a meeting of stockholders by the stockholders entitled to vote in the election and, except as otherwise required by law, whenever any corporate action, other than the election of directors is to be taken, it shall be authorized by a majority of the votes cast at a meeting of stockholders by the stockholders entitled to vote thereon.

Distribution

The holders of our common stock are entitled to receive ratably such dividends as are declared by the board of directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, holders of common stock have the right to a ratable portion of assets remaining after payment of liabilities. Holders of common stock have neither preemptive rights nor rights to convert their common stock into any other securities and are not subject to future calls or assessments by us. There are no redemption or sinking fund provisions applicable to our common stock.

Number and Classification of Directors

Our certificate of incorporation provides that the number of directors on our board will be fixed from time to time by a majority of the total number of authorized directors. Our certificate of incorporation sets the minimum number of directors at two and our bylaws further provide that the number of members of the board will not exceed ten. Our board of directors currently consists of seven members.

Our bylaws provide that our stockholders may, at any special meeting the notice of which shall state that it is called for that purpose, remove, with or without cause, any director.

Any vacancy on our board of directors which occurs between annual meetings will be filled only by a majority vote of the remaining directors then in office, even if less than a quorum. However, whenever the holders of one or more classes or series of preferred stock have the right, voting separately, to elect directors, the election, term of office, filling of vacancies, removal and other features of such directorships will be governed by the terms of resolutions adopted by our board of directors.

We do not have a classified board. Our certificate of incorporation provides that the directors are elected at each annual meeting of stockholders to hold office until their successors have been duly elected and qualified, or until they sooner resign, are removed or become disqualified.

Section 203 of Delaware General Corporation Law

Section 203 of the Delaware General Corporation Law (“DGCL”) prohibits certain transactions between a Delaware corporation and an “interested stockholder,” which is defined as a person who, together with any affiliates or associates of such person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting shares of a Delaware corporation. This provision prohibits certain business combinations (defined broadly to include mergers, consolidations, sales or other dispositions of assets having an aggregate value in excess of 10% of the consolidated assets of the corporation, and certain transactions that would increase the interested stockholder’s proportionate share ownership in the corporation) between an interested stockholder and a corporation for a period of three years after the date the interested stockholder becomes an interested stockholder, unless (i) the business combination or the transaction which resulted in the stockholder becoming an interested stockholder is approved by the board of directors prior to the date the interested stockholder becomes an interested stockholder, (ii) the interested stockholder acquired at least 85% of the voting stock of the corporation (other than stock held by directors who are also officers or by certain employee stock plans) in the transaction in which it becomes an interested stockholder or (iii) the business combination is approved by a majority of the board of directors and by the affirmative vote of 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Although stockholders may elect to exclude a corporation from Section 203’s restrictions, our certificate of incorporation and bylaws do not exclude us from Section 203’s restrictions. The provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with the board of directors, since Section 203 does not require stockholder approval for a corporation to engage in any business combination with any interested stockholder, if the board of directors prior to the time that such stockholder became an interested stockholder approved either the business combination or the transaction in which the stockholder became an interested stockholder. Business combinations are discussed more fully in the paragraph above.

Certain Antitakeover Provisions

Our certificate of incorporation contains provisions that may have the effect of discouraging a third party from making an acquisition proposal for the Company. Our certificate of incorporation, among other things, (i) permits the board of directors, but not our stockholders, to fill vacancies and newly created directorships on the board of directors and (ii) provides that any action required or permitted to be taken by our stockholders must be effected at an annual or special meeting of stockholders and not by any consent in writing by such stockholders. Such provisions would make the removal of incumbent directors more difficult and time-consuming and may have the effect of discouraging a tender offer or other takeover attempt not previously approved by the board of directors.

Except as otherwise provided in our certificate of incorporation or by the DGCL, our bylaws provide that special meetings of our stockholders may be called at any time by the Chairman of the board of directors or our President, and will be called by our President or Secretary at the request in writing of a majority of our board of directors. Special meetings of stockholders may not be called by our stockholders in their capacity as such. Any special meeting of the stockholders shall be held on such date and at such time as our board of directors or the officer calling the meeting may designate.

The provisions prohibiting stockholder action by written consent and prohibiting stockholders from calling a special meeting could delay consideration of a stockholder proposal until our next annual meeting. This would prevent the holders of our stock from unilaterally using the written consent procedure to take stockholder action. Moreover, a stockholder cannot force stockholder consideration of a proposal over the opposition of the Chairman and the board of directors by calling a special meeting of stockholders.

Amendments

We can amend, alter, change or repeal any provision of our certificate of incorporation in the manner prescribed by the DGCL.

Our board of directors is authorized to make, alter or repeal our bylaws. In addition to any vote of the holders of any class or series of stock required by law or by the certificate of incorporation to amend or repeal our bylaws, the affirmative vote of the holders of at least 66 2/3% of our voting stock, voting as a single class, is required to adopt, amend or repeal any provision of our bylaws inconsistent with certain provisions related to special meetings, stockholder proposals, indemnification and bylaws amendment.

Indemnification and Limitation of Liability

Our certificate of incorporation provides that we shall, subject to certain limitations, indemnify our directors and officers against expenses (including attorneys’ fees, judgments, fines and certain settlements) actually and reasonably incurred by them in connection with any suit or proceeding to which they are a party so long as they acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to a criminal action or proceeding, so long as they had no reasonable cause to believe their conduct to have been unlawful. Our bylaws further provide that we may indemnify employees and agents against such expenses, in circumstances similar to those described above with respect to indemnification for directors and officers in our certificate of incorporation. We have entered into indemnification agreements with each of our directors and certain of our officers, which clarify and enhance our rights and obligations and the rights and obligations of our directors and officers with respect to indemnification of such persons.

Section 102 of the DGCL permits a Delaware corporation to include in its certificate of incorporation a provision eliminating or limiting a director’s liability to a corporation or its stockholders for monetary damages for breaches of fiduciary duty. DGCL Section 102 provides, however, that liability for breaches of the duty of loyalty, acts or omissions not in good faith or involving intentional misconduct, or knowing violation of the law, and the unlawful purchase or redemption of stock or payment of unlawful dividends or the receipt of improper personal benefits cannot be eliminated or limited in this manner. Our certificate of incorporation includes a provision which eliminates, to the fullest extent permitted, director liability for monetary damages for breaches of fiduciary duty.

Pursuant to our certificate of incorporation and bylaws and Section 145 of the DGCL, we may purchase and maintain insurance on behalf of any director, officer, employee or agent of the corporation to the extent permitted by Section 145 of the DGCL. We have obtained directors’ and officers’ liability and corporate reimbursement insurance covering all of our and our subsidiaries’ officers and directors and providing for the reimbursement of amounts paid by us or our subsidiaries to directors and officers pursuant to indemnification arrangements, subject to certain deductibles and coinsurance provisions.

Listing, Transfer Agent and Registrar

Our common stock is listed for trading on the NASDAQ Global Select Market. The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company.

DESCRIPTION OF PREFERRED STOCK

We are authorized to issue 2,000,000 shares of preferred stock in one or more series. As of May 18, 2011, we had no outstanding shares of preferred stock. The rights, preferences, privileges and restrictions, including dividend rights, voting rights, terms of redemption, retirement, sinking fund provisions, liquidation preferences, conversion rights and exchange rights, if any, of the preferred stock of each series will be fixed or designated pursuant to a certificate of designation adopted by our board of directors or a duly authorized committee thereof.

DESCRIPTION OF OTHER SECURITIES

We will set forth in the applicable prospectus supplement a description of any warrants, depositary shares or purchase contracts issued by us that may be offered pursuant to this prospectus.

PLAN OF DISTRIBUTION

We may sell the securities offered pursuant to this prospectus in any of the following ways:

•	directly to one or more purchasers;

•	through agents;

•	through underwriters, brokers or dealers; or

•	through a combination of any of these methods of sale.

We will identify the specific plan of distribution, including any underwriters, brokers, dealers, agents or direct purchasers and their compensation in a prospectus supplement.

In addition, to the extent this prospectus is used by any selling securityholder to resell common stock or other securities, information with respect to the selling securityholder and the plan of distribution will be contained in a supplement to this prospectus, in a post-effective amendment or in filings we make with the SEC under the Exchange Act that are incorporated by reference.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited the consolidated financial statements and schedule of CoStar Group, Inc. included in its Annual Report on Form 10-K for the year ended December 31, 2010, as set forth in their report, which is incorporated herein by reference. CoStar Group, Inc.’s financial statements and schedule are incorporated herein by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

Ernst & Young LLP, independent registered public accounting firm, has audited the consolidated financial statements and schedule of LoopNet, Inc. included in CoStar Group, Inc.’s Current Report on Form 8-K filed with the SEC on May 23, 2011, as set forth in their report incorporated therein, which is incorporated herein by reference. LoopNet, Inc.’s financial statements and schedule are incorporated herein by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

VALIDITY OF THE SECURITIES

Gibson, Dunn & Crutcher LLP, New York, New York, will pass upon the validity of the securities that may be offered pursuant to this prospectus.

3,750,000 shares

Common Stock

CoStar Group, Inc.

Prospectus Supplement

J.P. Morgan

Needham & Company, LLC	Stephens Inc.	William Blair & Company	JMP Securities

May 25, 2011

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus supplement in that jurisdiction. Persons who come into possession of this prospectus supplement in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus supplement applicable to that jurisdiction.